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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-95561

CHICAGO MERCANTILE EXCHANGE INC.
(Exact name of registrant as specified in its charter)

Delaware	36-4340266
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
30 South Wacker Drive Chicago, Illinois	60606
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (312) 930-1000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /x/

    The aggregate market value of the voting stock held by nonaffiliates of the registrant as of February 27, 2001 was approximately $1 billion. The number of shares outstanding of each of the registrant's classes of common stock as of February 26, 2001 was as follows: 25,855,200 shares of Class A common stock, $0.01 par value; 625 shares of Class B common stock, Series B-1, $0.01 par value; 813 shares of Class B common stock, Series B-2, $0.01 par value; 1,287 shares of Class B common stock, Series B-3, $0.01 par value; 313 shares of Class B common stock, Series B-4, $0.01 par value; and 1,540 shares of Class B common stock, Series B-5, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE:

    None.

PART I

    Statements in this Annual Report on Form 10-K that are not historical facts are forward-looking statements. They are based on current expectations, estimates, forecasts and projections about the industry in which Chicago Mercantile Exchange Inc. (CME) operates, management's beliefs and assumptions made by management. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. CME undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

    Factors that might affect CME's performance and these forward-looking statements include increasing competition by foreign and domestic competitors, including new entrants; rapid technological developments; CME's ability to continue introducing competitive new products and services on a timely, cost-effective basis; CME's mix of products and services; its ability to lower costs and expenses; changes in domestic and foreign governmental laws and regulations; protection and validity of our intellectual property rights; technological, implementation, cost and financial risks associated with the increasing use of large, multi-year supply, service and support contracts; governmental initiatives and proceedings; and continued availability of financing, financial instruments and financial resources in the amounts, at the times and on the terms required to support CME's future business. In addition, statements regarding CME's technological efforts are subject to its ability to plan and implement those efforts in an efficient, effective and error-free manner. These factors are representative of events and circumstances that can affect the outcome of our forward-looking statements. In addition, these statements can be affected by general industry and market conditions and growth rates; general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and other factors.

ITEM 1. BUSINESS

General

    CME operates a derivatives exchange in which market participants may trade contracts designed to manage commodity price or financial risk. That business generates revenues from bundled clearing and transaction fees that are charged for trade execution and from market data fees that are charged for the receipt of information regarding exchange trading activity. Revenues also are generated by communications fees, investment income and other sources. The exchange business is influenced by economic trends; trade execution abilities and costs; the availability of contracts, or products, that enable customers to manage risks; the presence of sufficient market participants to establish liquidity; settlement capabilities; and technological capabilities. CME is seeking to expand upon its core competencies in trade execution and settlement into areas such as online business-to-business (B2B) marketplaces, where its transaction processing and settlement capabilities, and related risk management instruments, may add value.

    CME is one of the world's leading derivatives exchanges as measured by volume. CME had record volume of more than 231 million contracts in 2000. The underlying or notional value of these contracts was about $155 trillion—exceeding that of any other derivatives exchange in the world. According to industry data, CME ranked third worldwide among futures exchanges in volume of contracts traded in 2000. Our contract volume varies from year to year based on fluctuations in the world's economies, interest rate volatility, currency volatility, demand for equity trading and other factors. Also in 2000, CME was among the highest worldwide in terms of open interest, reaching a high of 9.3 million positions during the year. Open interest is the number of futures contracts and options on futures positions outstanding at the close of the trading day and is considered a leading indicator of liquidity and relevance of an exchange as a risk management center.

    From its origins 103 years ago as a small agricultural market, CME has evolved into a major financial services enterprise offering a diverse range of products, services and applied technology. We operate markets for the trading of financial and commodity futures contracts, as well as options on futures contracts. These contracts were developed through our research and development efforts and relationships with market participants and other financial institutions. We operate traditional open outcry auction markets where members trade among themselves for their own accounts and the accounts of their customers in specialized trading areas, called pits. We also were the first futures exchange to develop a global electronic trading system, which is now called GLOBEX®2. Our open outcry and electronic trade execution services—as well as a hybrid of the two, involving our E-mini S&P contracts and Nasdaq 100 contracts—provide price discovery and trade matching services for price transparency, anonymity and immediacy. Through our Clearing House Division, we match, clear, settle and guarantee all transactions executed on CME, mitigating counterparty credit risk. On a typical day, the Clearing House manages $25 billion in collateral deposits and administers $1 billion of letters of credit. We also engage in extensive regulatory, compliance, market surveillance and financial supervision activities designed to ensure market integrity. In addition, CME markets and distributes valuable real-time and historical market data generated from trading activity in our markets to users of our products and related cash and derivative markets.

    Market participants using CME's risk management products include pension funds, investment advisers, portfolio managers, corporate treasurers, commercial and investment banks, broker/dealers and individuals. These participants use our products for hedging, risk management, asset allocation and speculation. Our users can be broadly categorized as hedgers or speculators, depending on whether they transfer risk or accept risk. Hedgers are market participants who want to transfer price risk in an underlying commodity (such as cattle) or financial instrument (e.g., a cash foreign currency or an interest rate swap agreement). Speculators, on the other hand, accept price risk and attempt to profit by buying and selling futures contracts in anticipation of price changes. Speculators often have no interest in making or taking delivery of the underlying commodity. "Locals" are speculators who trade on our floors. Our members and others exercising trading privileges serve as liquidity providers for our markets and financial intermediaries for customers who use our products.

    World financial markets continue to experience significant and rapid changes due to technological advances, deregulation and globalization. Computer and telecommunications systems today can efficiently and economically bring buyers and sellers together, presenting new challenges to centralized open outcry auction markets. Foreign exchanges and exchange-like enterprises operated by or for banks and broker/dealers have gained increased access to U.S. and international markets through deregulatory actions. These changes are lowering barriers to entry and creating a lower-cost business model, leading traditional exchanges to streamline their operations, reduce costs and seek more efficient trading, processing and clearing facilities.

    CME is pursuing the following strategies for growth in 2001 and beyond: continuing to introduce innovative new products; targeting new opportunities in areas such as online business-to-business (B2B) marketplaces; expanding our international distribution through global alliances; and making further improvements to the functionality, capacity, speed, reliability and distribution of GLOBEX2. In addition, we plan to continue re-engineering our processes to help our customers and members control costs.

    CME was incorporated in Delaware on December 30, 1999. On November 13, 2000, it succeeded to the business, assets and liabilities of Chicago Mercantile Exchange, an Illinois not-for-profit membership corporation (Old CME) that traces its origins to 1898. That succession was the result of a series of mergers that were effected as part of the conversion of Old CME from a membership corporation to a stock corporation. As part of those transactions, CME also purchased the assets and related liabilities of P-M-T Limited Partnership, an Illinois limited partnership (PMT), which provided electronic trading services for Old CME and owned the GLOBEX2 service mark. The merger transactions were accounted for using "pooling-of-interests" accounting. Under this method of accounting, no gain or loss was recognized, and the assets and liabilities of Old CME were recorded on the books of CME at their same recorded amounts.

    CME's principal executive offices are located at 30 South Wacker Drive, Chicago, Illinois 60606, and its telephone number is 312-930-1000.

Core Business

    Our core business consists of the following:

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  developing risk management products;

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  operating execution facilities for those products;

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  providing clearing and settlement services; and

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  collecting and selling market data.

Revenues from the first three of these business areas are derived from bundled clearing and transaction fees. The table below indicates the sources of CME's revenues during 2000, 1999 and 1998:

Revenue Sources

	2000	1999	1998
Clearing fees and transaction fees	69%	67%	64%
Quotation data fees	16	21	20
Other*	15	13	16

* Includes investment income, communications fees and other items

Risk Management Products

    CME's execution and settlement operations depend, at least in part, on its ability to offer a diverse array of traded contracts, or products, designed to meet the risk management needs of our customers. Our major product areas are futures contracts and options on futures contracts based on interest rates, equities and indexes, foreign currencies, and agricultural and physical commodities.

    We also offer exchange-for-physical (EFP) transaction markets. These involve simultaneous transactions in the futures and cash commodity markets, in which one party establishes or liquidates a futures position in one of our products and the other party sells or purchases the underlying cash commodity.

    Interest Rate Products.  CME offers short-term interest rate derivatives products, Eurodollar futures and options contracts. Our Eurodollar futures contract is the most actively traded futures contract in the United States, with more than $108 trillion in notional value traded in 2000. CME also trades contracts based on other short-term U.S. and foreign interest rates, such as one-month LIBOR (London Interbank Offered Rate) contracts and Euroyen contracts. Eurodollars are U.S. dollars on deposit in commercial banks outside the United States. The Eurodollar market has burgeoned over the past 30 years into a major international capital market as the dollar has become a world reserve currency. The interbank market for immediate (spot) and forward delivery of offshore dollars is deep and liquid, giving banks the ability to fund dollar loans to foreign importers without incurring currency exchange risks. Our market users generally are banks and other financial institutions that face interest rate risks from their lending and borrowing activities or their activities as dealers in over-the-counter interest rate swaps and structured derivative products. Many swap dealers use our Eurodollar and other interest rate contracts to hedge and/or arbitrage their money market swaps and to convert a floating interest rate exposure to a fixed rate exposure. A significant number of our clearing member firms are affiliates of major domestic and international banks who utilize our interest rate markets for their proprietary trading activities. Asset managers also use our interest rate products to lengthen the effective maturity of short-term investment assets by buying futures contracts or to shorten the effective maturity by selling futures. Our contracts are an attractive alternative when physical restructuring of a portfolio is not possible or when futures transaction costs are less than the cash market transaction costs.

    Our interest rate product trading volumes have fluctuated over the last five years. These fluctuations primarily reflect changes in central bank monetary policies and changing levels of interest rate volatility during these periods, rather than reflecting successful competition from other exchanges or increased use of alternative products or markets. Presently, many banks that use Eurodollar futures have adopted internal systems that allow separate divisions within the bank to manage their net risks by internally netting their exposures before using our markets. Despite these activities, CME's interest rate contract volume increased 15.5% in 2000 to 138.8 million contracts, comprising 61% of our overall product volume.

    Equity and Index Products.  Our contract volume in this product segment has more than doubled in the past five years, to a record 65.0 million in 2000, representing 28% of our total product volume. CME has a 94% market share in all U.S.-listed stock index futures and options on futures. Our position in this market reflects the liquidity that our members provide, as well as the fact that the Standard & Poor's (S&P) 500 Index is the key U.S. benchmark for stock market returns.(1)

    We offer trading in futures and options contracts based upon the S&P 500 and Nasdaq 100 stock indexes, as well as other domestic and foreign indexes and other underlying instruments. More than 70% of our 2000 contract volume in this sector was generated by products based on the S&P 500 Index. In 2000, $9 trillion in total notional value of S&P 500 futures contracts traded at CME. The S&P 500 Index is based upon the stock prices of 500 large-capitalization companies and is designed to be an accurate proxy for a diversified equity portfolio representing a broad cross-section of the U.S. equity market. We have had an exclusive contract for futures products on this and other S&P stock indexes since 1980, and this contract continues until 2008. The Nasdaq 100 Index is based on the 100 largest non-financial stocks listed on the Nasdaq stock market. Our Nasdaq license agreement continues until 2005.

    Our equity and index products give market users the ability to hedge their equity portfolios, to efficiently gain exposure to U.S. equity markets without the execution and capital costs of implementing their trading strategy in the underlying cash markets, to take advantage of spread opportunities between different sectors of the market, to enhance the return or yield on an underlying portfolio of stocks or commodities and to diversify a portfolio. Market users include public and private pension funds, investment companies, mutual and hedge funds, commodity trading advisers, local traders, individual investors and financial services companies that benchmark their investment performance to different segments of the equity markets.

    To generate greater contract volume from retail and smaller institutional customers, we launched our first E-mini futures and options contracts in 1997. Since then, the E-mini equity index products have become the fastest-growing products in CME's history. This growth is due in part to our applied technology solution, volatility in the U.S. equity markets and the increasing prevalence of sophisticated retail customers interested in Internet access and day trading. The E-mini S&P 500 futures and options

(1)
S&P, S&P 500, Nasdaq 100 and other trade names, service marks, trademarks and registered trademarks that are not proprietary to CME are the property of their respective owners and are used by CME under license.

contracts and E-mini Nasdaq 100 futures contracts trade primarily on GLOBEX2 and are one-fifth the size of our principal S&P 500 and Nasdaq 100 futures contracts. The success of these products led CME to introduce several other E-mini futures contracts in 1999 and 2000.

    Currency Products.  CME also offers a marketplace for foreign exchange futures and options trading. In 2000, we had a 41% share of the world's exchange-traded currency futures and options market. Domestically, in 2000 CME had 91% of the U.S.-traded foreign exchange futures/options market and was responsible for nearly 97% of the total trading in U.S. dollar-based currency futures contracts on the U.S. exchanges. At year-end 2000, CME led all exchanges worldwide with an open interest of 486,000 contracts in currency futures and options. Our position is due in part to the fact that CME created the world's first financial futures in 1972 by introducing futures contracts on seven foreign currencies.

    This product sector provides traders, investors and risk managers with tools to hedge their risk from foreign exchange market movements. The interbank foreign exchange market is the world's largest market, with average daily volume of more than $1 trillion in notional value. However, the interbank foreign currency market is dominated by large banks and multinational corporations. CME is an attractive alternative, because our foreign currency futures and futures options contracts provide large and small investors with equal access to the world of foreign exchange on a regulated marketplace. We offer futures and options on futures contracts on the world's major currencies, such as the Euro, Japanese yen, Swiss franc, Canadian dollar and British pound. Primary users of our markets include banks, hedge funds, commodity trading advisors, local traders and retail customers who speculate for profit on foreign currency price movements. To compete more effectively with the interbank foreign currency market, we have introduced all-or-none trading, which enables larger currency futures orders to be filled in their entirety at a single price without the possibility of partial fills. Additionally, foreign currency all-or-none transactions can occur outside the bid/ask or daily high/low for regular futures contracts, and market participants can receive competitive quotes from multiple market makers.

    Our foreign currency futures and options product trading volumes have declined in the last five years. This product sector traded 19.3 million contracts in 2000, comprising 8% of CME's overall contract volume. The trend reflects bank consolidations, increased use of internal netting mechanisms by our bank customers, reduced volatility in cash foreign currency markets, and the introduction of the Euro and subsequent phasing out of major European currencies. We also face significant competition from the interbank foreign currency market, which offers highly liquid cash, forward and option markets in foreign currencies. Despite declines in our foreign currency futures and options trading volumes, growth in foreign currency EFP transactions and EFP fees have stabilized revenues from our currency products.

    In early 2001, we intend to institute electronic trading of currency and cross-rate futures contracts on GLOBEX2, to occur side-by-side with open outcry trading. We believe that this action will attract new customers to CME's currency futures markets. The contract specifications for electronic currency futures will be identical to CME's open-outcry traded currencies, making them completely fungible on a 1:1 basis with pit-traded currencies. Traders in CME's open outcry currency pits will have access to the electronically traded versions of the contracts via GLOBEX2 terminals located throughout the trading floor and the exchange's GALAX-C™ hand-held units, which may access GLOBEX2 from the trading pits.

    Agricultural and Commodity Products.  CME has a strong position in this category, which comprised our only product line when we began operations more than a century ago. Our contracts are based on cattle, hogs, pork bellies, dairy products and other agricultural and physical commodities. Our market users include commodity producers, food processors, local traders and retail customers. Although our agricultural contract volume declined 6.6% to 8.0 million in 2000 (3% of overall volume), extensive revisions to existing contracts and the development of new products have largely stabilized sector volume in recent years. We see growth opportunities as large producers and processors adopt formal hedging and risk management programs due to continuing consolidation and restructuring in the agricultural sector, as well as the reduction or elimination of government subsidies.

Execution Facilities

    CME operates two trade execution facilities: open outcry trading pits and electronic trading through GLOBEX2. We offer our users secure and reliable facilities, immediacy of trade execution, anonymity and price transparency. Both the trading pits and GLOBEX2 are state-of-the-art trading environments supported by substantial infrastructure and technology for order routing, trade reporting, market data dissemination, market surveillance and regulation.

    Open Outcry Trading.  Open outcry trading, which represented 85% of our total contract volume in 2000, occurs in individual pits on our two trading floors, which total 70,000 square feet. The pits are the centralized place where floor brokers and independent traders meet to trade contracts. Orders for market participants are relayed to brokers for execution in the pits. The pits are surrounded by tiered booths, where clearing member firm personnel communicate with customers about current market activity and prices and receive orders either electronically or by telephone. These orders may be "flashed" by way of hand signals into the pits. In addition, our trading floors display current market information and news on electronic wallboards.

    GLOBEX2 Electronic Trading.  GLOBEX2 maintains an electronic, centralized order book and trade execution algorithm for futures and futures options contracts and allows users to enter orders directly into the order book. Electronic trading occurs virtually around the clock, meeting customer demand for global access to our products and making this the fastest-growing segment of CME's business. GLOBEX2 volume totaled 34.5 million contracts in 2000, nearly 15% of CME's total volume and a 114% increase from 1999. GLOBEX2 users include clearing member firms, market makers, commodity trading advisors and individuals.

    In 2000, we adopted several significant measures to increase customer access to our markets. CME now allows unlimited, direct electronic access to products traded on GLOBEX2 for all market participants who are guaranteed by a clearing member of CME. We also removed limitations on direct customer access to our electronic, centralized order book, allowing customers to view bids and offers in GLOBEX2 products. This change further increases the transparency of CME's markets by putting valuable trading information directly into the hands of customers.

    To accommodate rapid growth in electronic trading of financial instruments, we continue to expand the functionality, capacity, speed, reliability and distribution of GLOBEX2. In 2000, we more than tripled the system's capacity while shortening transaction times; enhanced the types of orders that can be processed by GLOBEX2; and increased its order entry and data dissemination capacity. The flexibility of the open architecture design of GLOBEX2 allows us to add new products to the system and to easily and quickly increase processing throughput.

    Other Trading Technology.  We continue to enhance our open outcry and electronic markets with automation and cost efficiencies to retain our competitive advantage of instant liquidity for market users. At CME, market participants use hand-held GALAX-C electronic trading devices, CME Universal Broker Stations (CUBS2) and the automated Trade Order Processing System (TOPS) to route customer orders and confirmations instantaneously to and from GLOBEX2 and the trading floors. Our member clearing firms are enhancing access to our systems by upgrading to the world-standard Financial Information Exchange (FIX) 4.2 application programming interface. In addition, many firms and customers use the Internet to route orders to GLOBEX2, execute trades, check account balances and gain online access to quotes and charts. In 2001, CME intends to introduce a lower-cost avenue of accessing GLOBEX2 via the Internet by implementing a virtual private network

(VPN) solution. While we make significant improvements to our current technologies, we have already begun planning our next generation trading and clearing platforms.

Clearing and Settlement Services

    Unlike most financial exchanges, CME operates its own Clearing House. This operation allows close coordination between our clearing functions and other business areas, such as risk management, new product initiatives and customer service. In addition, the Clearing House guarantee of performance is a significant attraction of our markets. CME market users do not need to evaluate the credit of each potential counterparty or limit themselves only to a selected set of counterparties. This increases the potential liquidity available for each trade and reduces the costs of using our markets.

    The Clearing House clears, settles, nets and guarantees performance of all matched transactions in our contracts. At each settlement cycle, the Clearing House "marks to market" all open positions by calling for payments from clearing members whose positions have lost value, and by paying clearing members whose positions have gained value. The Clearing House marks all open positions to market at least twice a day, and more often if market volatility warrants. Our ability to conduct a minimum of two daily settlement cycles helps protect the financial integrity of CME, our clearing member firms and market participants. We can more quickly identify any clearing firms that may not be able to satisfy the financial obligations resulting from changes in the prices of their open positions. These financial safeguards have ensured that we have never had a clearing firm default in our 103-year history.

    To guarantee performance, we establish and monitor financial requirements for our clearing members and set minimum performance bond (margin) levels for our traded products. The Clearing House holds performance bond collateral to cover the largest reasonable losses between each mark to market cycle. It typically seeks to cover at least 95% of all daily price changes in each product. On a typical day, the Clearing House manages $25 billion in collateral deposits and administers $1 billion of letters of credit. The Exchange also maintains an unsecured, confirmed $350 million line of credit agreement with a consortium of banks in order to ensure adequate liquidity to deal with a clearing member payment default. This line of credit also may be used if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Clearing House and clearing members. Additionally, CME intends to implement a new financial safeguards package in 2001 to more than triple the liquid resources available in the unlikely event of a member firm default by increasing its security deposit pool and obtaining default insurance.

    The Clearing House also manages final settlement on all CME contracts, including cash settlement, physical delivery of selected commodities, and option exercise and assignment. It acts as the delivery agent for all contracts to ensure that the seller makes timely delivery of the exact quality and quantity specified in a contract and that the buyer makes full and timely payment.

    Clearing and Settlement Technology.  The Clearing House uses a proprietary system to calculate performance bond requirements. First developed in 1988 by CME, the Standard Portfolio Analysis of Risk (SPAN®) system simulates the effects of changing market conditions on a complex portfolio and uses standard options pricing models to determine a portfolio's overall risk. SPAN then generates a performance bond requirement that covers the largest reasonable single day's trading loss. In addition to its use by CME's Clearing House, SPAN has been adopted by more than 30 other exchanges and clearing organizations worldwide.

    Our clearing system, CLEARING 21®, processes reported trades and positions on a real-time basis to provide users with instantaneous information on trades, positions, money and risk exposure. The system supports futures and options products, securities and cash instruments, as well as complex new product types (including combinations, options on combinations, options on options, swaps, repurchase and reverse repurchase agreements and other instruments). Through CLEARING 21 workstations, our clearing member firms can electronically manage their positions, exercise options, enter transactions related to foreign currency deliveries, manage collateral posted to meet performance bond requirements and access all our other online applications. The combined CLEARING 21 and GLOBEX2 systems enable straight-through electronic processing of transactions, in which an order is electronically routed, matched, cleared and made available to the clearing firm's back office systems for further processing.

    Cross-Margin Agreements.  We have led the derivatives industry in establishing cross-margin agreements with other leading clearing houses to reduce capital costs for clearing member firms and users of our markets. The cross-margin agreements permit an individual clearing house to recognize a clearing firm's open positions at other clearing houses; the resulting risk offsets can lower capital requirements. We have implemented, or are in the process of implementing, cross-margin arrangements with the Options Clearing Corporation, Commodity Clearing Corporation, Board of Trade Clearing Corporation, London Clearing House, Government Securities Clearing Corporation (GSCC), Singapore Exchange Derivatives Trading Ltd. (SGX) and Clearnet.

Market Data

    Our markets generate valuable information on prices and trading activity in our products. CME's market data is central to trading activity in our products and to trading activity in related cash and derivatives markets. We sell our market data, which includes bids, offers, trades and trade size, to banks, broker-dealers, public and private pension funds, investment companies, mutual funds, insurance companies, individual investors and other financial services companies that use our markets or monitor general economic conditions. Revenue from market data represented about 16% of our revenue during 2000. In general, the price information is sent via dedicated networks to 170 worldwide quote vendors, who consolidate our market data and information with that from other exchanges and third party data and news services and resell the consolidated data and information to their subscribers. These quote vendors distribute our market data through dedicated networks, the Internet and wireless hand-held devices. As of March 2001, we had approximately 50,000 subscribers of our real-time market data who display the data on more than 198,000 screens.

    We believe that the evolution of technology and the financial services industry will change the existing distribution channels, sales methods and pricing structure for market data. These changes might adversely impact our sale of market data. Increases in the volume of electronic trading, the use of the Internet as a distribution mechanism and the use of our products by individual retail investors will all impact the sale of our market data. To stimulate customer demand, we have created marketing programs, and we have begun to enter into new business relationships with companies that develop value-added computer-based applications that use our market data to provide specific insights into the dynamics of trading activity in our listed contracts. In addition, in 2000 we began to allow direct customer access to our electronic, centralized order book, in order to increase usage and reduce the administrative burden on clearing members who purchase GLOBEX2 market data for trading purposes only. Previously, these companies collected separate GLOBEX2 market data fees from users of order entry terminals.

Other Growth Initiatives

    Business-to-Business.  In 2000, CME began a major marketing program targeted to online B2B marketplaces, which use the Internet to offer a range of services or products, linking companies in a single industry or with an interest in a particular type of product. While B2B exchanges can offer increased efficiencies by enabling purchasers and suppliers to execute spot (cash) transactions for near-term delivery, they often are not able—by themselves—to supply some key ingredients of a successful marketplace. We can supplement B2B programs by:

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  offering a clearing house to guarantee transactions and manage the collateral for each transaction;

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  creating a derivatives market for B2B products that allows participants to hedge or lock in future supply and demand;

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  providing market-making expertise, a fair trading platform, error-free transaction processing, real-time price reporting for market transparency, improved price discovery and innovation in developing successful trading instruments; and

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  recommending rules and operating procedures, including membership criteria, fee structures, dispute resolution and regulatory compliance.

    In 2000, we announced an exclusive agreement with CheMatch.com, Inc., a B2B chemical industry marketplace, to jointly develop and market a co-branded complex of chemical futures and options products to trade on GLOBEX2. The agreement represented the first joint development project between a futures exchange and a B2B marketplace to create risk management products targeted to a specific industry. In 2001, we plan to offer the first complex of futures products to trade on a futures exchange with an electronic link to an online B2B marketplace. Furthermore, we intend to selectively seek relationships with additional B2B marketplaces that are best-positioned to accelerate growth in their respective industries with assistance from CME. Working with several such marketplaces can enable CME to achieve economies of scale by creating a B2B service infrastructure that can be adapted to various industries.

    International Alliances.  We are expanding our network of international alliances and partnerships with other exchanges to offer our products globally and to access the existing distribution capabilities of some of our partners' electronic trading systems. CME has a history of forming global alliances, beginning with the first international link between futures exchanges—a mutual offset trading link between CME and SGX in Singapore. The GLOBEX Alliance links CME with derivatives markets operated by SGX, ParisBourseSBF SA in France, MEFF in Spain, the Bolsa de Mercadorias & Futuros in Brazil, and the Montreal Exchange. The Alliance's goal is to offer trading privileges and direct access to the electronically traded products of all the alliance markets through a single technical access point, along with cross-margining of positions in order to reduce the capital requirements of the participating exchanges' customers and members. We also have entered into a partnership with the London International Financial Futures & Options Exchange and its clearing partner, the London Clearing House. Additionally, in 2000 CME and the Tokyo Stock Exchange announced plans to pursue an alliance. The goal is to further develop the exchanges' fixed income and equity derivatives markets, including the potential development of joint products and globally interconnected electronic trading systems.

    Through these alliances, partnerships and relationships, we intend to offer our customers capital efficiencies by cross-margining mutually agreed upon, highly correlated products and trading efficiencies by interconnecting our trading platforms and networks of each exchange and by harmonizing trading rules and interfaces. Additionally, when mutually beneficial, we will seek to share the cost of developing technology. We seek to expand these alliances to include other foreign and domestic markets.

Marketing

    Our marketing programs target both institutional and retail customers. In our institutional marketing program, we strive to inform highly sophisticated traders, portfolio managers, corporate treasurers and other market professionals about novel uses of our products, such as new hedging and risk management strategies. We also seek to educate these users about changes in product design, margin requirements and new clearing services. Our marketing typically involves the development of personal relationships with professional traders who actively use our markets. We participate in major domestic and international trade shows and seminars on futures and options and other derivatives products. In addition, we sponsor educational workshops and marketing events designed to educate market users about our new products. Through these relationships and programs, we ascertain the needs of our customer base, gathering information to drive our product development and product maintenance efforts.

    For retail customers, we advertise our products and brand name to increase CME's trading volume. Our advertising is designed to build and maintain awareness and preference for our products and services, and to reinforce our brand image. We primarily rely on print media, and also employ Internet advertising due to the growth of that medium and its synergies with our electronically traded products. Additionally, we make use of other marketing programs to achieve our promotional goals with target customer segments. Examples of such programs include exhibits at investor conferences and direct mail promotions.

Competition

    Some of our key competitors include other financial exchanges that offer derivatives products, over-the-counter (OTC) markets, electronic trading systems, consortia of end users and futures commission merchants, and technology firms such as market data vendors. CME may complement competitors' product offerings or offer advantages to market participants in a variety of ways. For example:

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  Participants in the OTC markets for interest rate and currency swaps or cash currencies may use CME products to hedge the risk they acquire in the OTC markets. These OTC markets tend to be dominated by large financial institutions, while we serve a broader customer base.

  •
  Electronic trading firms that specialize in equity securities lack the financial security and guarantees offered by our Clearing House, as well as the overall market liquidity, distribution, neutrality and market integrity offered by our electronic and open outcry trading platforms.

    In addition, CME competes by offering market participants efficient, cost-effective and liquid marketplaces; broadly disseminated and transparent market and quotation data; a financially secure clearing system; access to market making; superior product design and state-of-the-art technology. We continually enhance our products, improve efficiencies for our customers, and offer the choice of open outcry or electronic trading platforms. We believe CME is well-prepared to meet potential competition, and we are committed to maintaining our competitive position in technology, services, market integrity and liquidity.

Intellectual Property

    We regard substantial elements of our brand name, marketing elements and logos, products, market data, software and technology to be proprietary. We attempt to protect these elements by relying on trademark, service mark, copyright and trade secret laws, restrictions on disclosure and other methods. For example, with respect to trademarks, we have registered marks in more than 20 countries.

    We regularly review our intellectual property to identify property and methods of doing business that should be protected, the extent of current protection for that property and the availability of additional protection. We believe our various trade and service marks have been registered where needed. Recent legal developments allowing patent protection for methods of doing business hold the possibility of additional protection, which we are examining.

Other Business Relationships and Subsidiaries

    GFX Corporation.  GFX Corporation is a wholly owned subsidiary of CME. It was established by the Exchange for the purpose of maintaining and creating liquidity in our foreign currency futures contracts. Experienced foreign currency traders employed by GFX buy and sell our foreign currency futures contracts using our GLOBEX2 system. They limit risk from these transactions through offsetting transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market. In addition, formal trading limits have been established to minimize risk. Any residual open positions are marked to market on a daily basis.

    CME Trust.  Chicago Mercantile Exchange Trust was established in 1969 to provide financial assistance, on a discretionary basis, to customers of any clearing member that becomes insolvent. CME funded the Trust through contributions, which were tax-deductible until a June 1996 closing agreement with the Internal Revenue Services largely discontinued the availability of the deduction. The Trust presently contains approximately $51.8 million in net assets as the result of past contributions, investment income on the Trust assets, and the absence of distributions from the Trust. The Trustees, who are also members of CME's Board of Directors, have discretion to use the Trust to satisfy customer losses in the event a clearing member fails or is in such severe financial condition that it cannot meet a customer's obligations, provided that those customers' losses are related to transactions in CME contracts. Neither CME nor its members have any residual interest in the assets of the Trust.

Employees

    As of December 31, 2000, we had 987 full-time equivalent employees. We consider relations with our employees to be good. We have never had a work stoppage, and none of our employees are represented by a collective bargaining agreement. However, since 1982, we have had an understanding with the International Union of Operating Engineers, Local 399, AFL-CIO, relating to building engineers at the headquarters building. At present, there are seven employees to whom this understanding applies.

Executive Officers of CME

    Information regarding executive officers of CME who are also directors is set forth under Item 10 below. Information regarding executive officers of CME who are not also directors is set forth below:

      Craig S. Donohue (age 39) has been the Managing Director, Business Development and Corporate/Legal Affairs since March 2000, having previously served since October 1998 as Senior Vice President and General Counsel. Prior to that he was Vice President, Market Regulation from 1997 to 1998 and Vice President and Associate General Counsel from 1995 to 1997.

      Phupinder Gill (age 40) has been the Managing Director and President of the Clearing House Division since March 2000, having previously served as President, Clearing House Division since July 1998. Prior to that, he served as Senior Vice President, since May 1997, and Vice President, since May 1994. Mr. Gill has held numerous other positions with CME since 1988.

      Nancy W. Goble (age 47) has been Director and Controller since July 2000, having previously served as an Associate Director and Assistant Controller since October 1997. Prior to that, she served as Senior Vice President and Chief Financial Officer with Richard Ellis Inc., a commercial real estate firm, since 1993. Ms. Goble is a certified public accountant.

      David G. Gomach (age 42) has been Managing Director and Chief Financial Officer since March 2000, having previously served as Senior Vice President and Chief Financial Officer since January 1998. Prior to that, he served as Vice President, Administration and Finance, since December 1996. He is a certified public accountant.

      Scott L. Johnston (age 36) has been Managing Director and Chief Information Officer since April 2000. Prior to joining CME, he worked for UBS Warburg, an investment banking firm, serving as its Managing Director, Information Technology Division from 1998 to March 2000, its Executive Director, Foreign Exchange/Interest Rate Technology Division from 1996 to 1997, and its Director, Foreign Exchange Division from 1994 to 1996.

      Satish Nandapurkar (age 37) has been Managing Director, e-Business since joining the Exchange in March 2000. Previously, he was Head of Strategic Solutions for OptiMark Technologies. Prior to that, he served as Managing Director and Global Head of Foreign Exchange Options for the Bank of America in Chicago from 1997 to 1999, Managing Director and Head of Structured Equity Products Trading at Deutsche Morgan Grenfell from 1996 to 1997, and Managing Director and Global Head of Exotic Options and Quantitative Methodologies for Swiss Bank Corporation in London from 1994 to 1996.

      Amy M. Savin (age 38) has been Managing Director and Chief Marketing Officer since March 2000, having previously served as Senior Vice President of Marketing Programs and Services since joining the Exchange in 1998. For seven years prior to that, she worked at Kraft Foods.

      Donald D. Serpico (age 55) has been Managing Director, Operations since March 2000, having previously served as Executive Vice President, Operations since July 1994. He previously served as our Senior Vice President, Operations, Senior Vice President of the Clearing House, and Vice President of Management Information Systems.

      Lewis C. Ting (age 49) has been Managing Director, Organizational Development since joining the Exchange in March 2000. Prior to joining the Exchange, he owned a consulting business specializing in human resources, employee development and organizational change from 1996 to 2000. Prior to that, he served as a Senior Vice President for Talegen, an insurance subsidiary of Xerox's Financial Services Division.

ITEM 2. PROPERTIES

    CME's principal executive offices and trading floor operations are located at 30 South Wacker Drive, Chicago, Illinois 60606. We occupy approximately 430,000 square feet of office space under a lease that expires in 2003 and 70,000 square feet of trading floor space under a lease with CME Trust. The trading arena has state-of-the-art wallboard price display systems, order routing and communications systems. On November 1, 1998, we entered into a first extension of our lease with CME Trust, and we have an option on three additional extensions which will secure the availability of our trading facility until October 2026. We maintain back-up facilities for electronic systems in separate office towers at 10 and 30 South Wacker Drive, Chicago, Illinois. We also maintain offices in leased space in Washington, D.C.; London, England; and Tokyo, Japan. We believe our facilities are adequate for our current operations and that additional space can be obtained readily if needed.

ITEM 3. LEGAL PROCEEDINGS

    From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this filing, except as described below, we are not a party to any litigation or other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition. While the ultimate results of these proceedings against CME cannot be predicted with certainty, CME's management believes that the resolution of these matters will not have a material adverse effect on CME's consolidated financial position or results of operations.

    In May 1999, Victor Niederhoffer, Niederhoffer Investments, Inc. and several commodities pools controlled by Victor Niederhoffer filed a complaint against CME and a number of unidentified employees, officials and members under the Commodity Exchange Act in the United States District Court for the Northern District of Illinois. The complaint charges that CME failed to enforce its rules relating to the establishment of settlement prices on specified dates and that as a consequence, Niederhoffer, the pools and their futures commission merchant suffered damages of at least $105 million. Based on extensive pre-complaint investigation, discovery conducted to date, and advice from legal counsel, CME believes that the lawsuit is without merit and that the plaintiffs are unlikely to prevail.

    In May 1999, Electronic Trading Systems, Inc. filed an action against CME, the Chicago Board of Trade, the New York Mercantile Exchange and Cantor Fitzgerald, L.P. in the United States District Court for the Northern District of Texas (Dallas Division) for alleged infringement of Wagner United States patent 4,903,201, entitled "Automated Futures Trade Exchange." The patent relates to a system and method for implementing an electronic, computer-automated futures exchange. Pursuant to an indemnification agreement, CME's defense has been undertaken by attorneys for Euronext, the licensor of our trading system and a subsidiary of ParisBourse. Euronext has reserved its rights under that agreement in the event that any modifications to the licensed system made by us result in liability. Counsel for Euronext have advised us that they do not believe our licensed system infringes the patent. Regardless of the outcome of the proceeding, we believe the indemnification agreement and the probability that a license will be available preclude any material effect on CME.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

    No matter was submitted to a vote of security holders during the fourth quarter of 2000.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Outstanding Shares and Holders

    In connection with a series of mergers that were completed on November 13, 2000, CME issued: 25,855,200 shares of Class A common stock, $0.01 par value; 625 shares of Class B common stock, Series B-1, $0.01 par value; 813 shares of Class B common stock, Series B-2, $0.01 par value; 1,287 shares of Class B common stock, Series B-3, $0.01 par value; 297 shares of Class B common stock, Series B-4, $0.01 par value; and 1,700 shares of Class B common stock, Series B-5, $0.01 par value. Since that date, 160 Series B-5 shares have been converted into 16 Series B-4 shares. An owner of 10 Series B-5 shares may convert those shares into one Series B-4 share through April 18, 2001. Any Series B-5 shares not so converted by the close of business on April 18, 2001, however, will be converted automatically into 10 Class A shares. As of February 14, 2001, there were 3,243 holders of the Class A shares and 509, 679, 1,039, 267 and 736 holders of the Series B-1, B-2, B-3, B-4 and B-5 shares, respectively.

Transfer Restrictions Applicable to Class A Shares

    The Class A shares are subject to transfer restrictions contained in CME's certificate of incorporation. These transfer restrictions prohibit the sale or transfer of any Class A shares separate from the associated Class B shares. These restrictions expire in stages over a 15-month period, with 25% of the Class A shares becoming free of the restrictions on May 12, 2001, another 25% on August 10, 2001, another 25% on November 8, 2001 and all of the Class A shares becoming free of the restrictions on February 6, 2002. CME's Board has recommended that these restrictions be amended to extend the period during which they would apply and to grant CME the right, following an initial public offering of CME's Class A shares, to guide the sale of Class A shares on behalf of shareholders desiring to sell during the 18-month period following any initial public offering. In order to become effective, the amendment requires the approval of the holders of a majority of the outstanding shares of Class A and Class B common stock, voting together, and the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class. That approval is being sought at the annual meeting of CME's shareholders scheduled for April 18, 2001.

Market for Shares

    Shares of CME common stock are traded through facilities maintained by CME, and there presently is no independent established public trading market. Due to the absence of an established public trading market and the limited number and disparity of bids made for various shares through year-end 2000, bid prices for shares tend to be unrepresentative of the sales prices realized upon the sale of shares. The table below shows the range of high and low sales prices of the indicated shares from November 13 to December 31, 2000 (source: CME records):

Type of Stock	High	Low
Class A shares	None	None
Series B-1 share bundled with 16,200 A shares	$525,000	None
Series B-2 share bundled with 10,800 A shares	None	None
Series B-3 share bundled with 5,400 A shares	None	None
Series B-1 share	None	None
Series B-2 share	None	None
Series B-3 share	$150,000	$112,000
Series B-4 share	$12,500	None
Series B-5 share	$1,700	$1,000

Dividends

    CME has not paid any dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

    The information required by this Item is incorporated by reference to the information set forth under the headings "Income Statement Data" and "Balance Sheet Data" under "Selected Financial Data" in Exhibit 99.1 to this Annual Report on Form 10-K. That information was derived from CME's consolidated financial statements and should be read in conjunction with the audited consolidated financial statements, related notes and other financial information included elsewhere in this Report. CME has not paid any dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information required by this Item is incorporated herein by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Exhibit 99.2 to this Annual Report on Form 10-K.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The information required by this Item is incorporated herein by reference to the information appearing under the subheading "Market Risk" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Exhibit 99.2 to this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The information required by this Item is incorporated herein by reference to CME's Consolidated Financial Statements for the fiscal year ended December 31, 2000 in Exhibit 99.3 to this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

    The size of CME's Board of Directors, and the manner in which those directors are elected, changed as the result of the demutualization of Old CME, which occurred on November 13, 2000. The number of positions on the Board will be reduced by nine in connection with the annual election scheduled for the annual shareholder meeting on April 18, 2001, from 39 directors to 30. The size of the Board of Directors will be further reduced after the annual shareholder meeting in April 2002 to a total of 19 directors.

    Information regarding the directors who are not standing for election at the April 18, 2001 annual meeting is set forth below:

Name and Age	Term Expires:	Background
H. Jack Bouroudjian, 39	April 2002
Director since 1996 and a member of CME for more than 13 years. President of Equity Futures with Commerz Futures since February 2001. Previously, Senior Vice President of Equity Futures with Commerz Futures; and prior to that, Vice President of Equity Futures with Nikko Securities from 1997 to 1999 and with Credit Agricole Futures, Inc. from 1995 to 1997.
Timothy R. Brennan, 59	April 2002
Director since 1990 and a member of CME for more than 25 years. Floor broker and trader since 1974 and Vice President of RB&H Financial Services, L.P., one of our clearing member firms, for more than five years.
Leslie Henner Burns, 45	April 2002	Director since 2000 and a member of CME for more than 23 years. Self-employed floor trader since 1978 and President of Leslie A. Henner, Inc., a floor brokerage business, from 1981 until 1999.
Martin J. Gepsman, 48	April 2002	Secretary of our Board since 1998, a director since 1994 and a member of CME for more than 16 years. Independent floor broker and trader since 1985.
Scott Gordon, 48	April 2002
Chairman of the Board since 1998, a director since 1982 and a member of CME for more than 23 years. Served as Vice Chairman from 1995 to 1997 and Secretary from 1984 to 1985 and 1988 to 1994. President and Chief Operating Officer since 1999 of Tokyo-Mitsubishi Futures (USA), Inc., a CME clearing member firm wholly owned by the Bank of Tokyo-Mitsubishi, Ltd.; previously served as that firm's Executive Vice President and director. Member of the Commodity Futures Trading Commission's Global Markets Advisory Committee and the Advisory Committee to the Illinois Institute of Technology Center for the Study of Law and Financial Markets. Director of the National Futures Association and of the Futures Industry Institute.
Bruce F. Johnson, 58	April 2002	Director since 1998 and a member of CME for more than 30 years. President and part owner of Packers Trading Co., a futures commission merchant and former clearing member firm, for the past five years.

John W. Lacey, 62	April 2001
Director since 1998. Partner in the Lacey Ranches, a family cow-calf operation, the Margarita Cattle Company in Santa Margarita, California, and Centennial Livestock. Director of the National Cattlemen's Beef Association and Chairman of the California Beef Council and past President of the California Cattlemen's Association and the National Cattlemen's Association. Member of the Advisory Council of the College of Agriculture at California Polytechnic and its immediate past Chairman.
Patrick B. Lynch, 35	April 2002	Director since 2000 and a member of CME for more than 11 years. Independent floor trader since 1990.
James J. McNulty,(1) 50	April 2002
President and Chief Executive Officer of CME since February 2000. Previously, Managing Director and Co-Head of the Corporate Analysis and Structuring Team in the Corporate Finance Division at Warburg Dillon Read, an investment banking firm, for the previous five years.

(1)
Mr. McNulty is a non-voting member of our Board and will continue as a non-voting member until the annual meeting in April 2002.

Name and Age	Term Expires:	Background
Leo Melamed,(2) 67	April 2002	Chairman Emeritus and Senior Policy Advisor. Presently, a non-voting member of our Board but previously an elected and appointed Board member for 26 years. Chairman of CME from 1969 until 1972 and founding Chairman of the International Monetary Market from 1972 until its merger with CME in 1977. Special Counsel to the Board from 1977 until 1991 and Chairman of CME's Executive Committee from 1985 until 1991. Member of CME for more than 45 years. From 1993 to 2000, Chairman and CEO of Sakura Dellsher, Inc., a clearing member of CME; and currently Chairman and CEO of Melamed & Associates, a global consulting group.
Laurence E. Mollner, 59	April 2001
Director since 1991. President since 1998 of Mariah Investment Company, a futures, equities and real estate investment firm. Previously, President of Carr Futures from August 1997 through January 1998 and was responsible for the sale of the Institutional Futures Division of Dean Witter Reynolds Inc. to Carr Futures and subsequent transition. Prior to that, Executive Vice President for Dean Witter Reynolds Inc., Director of its Futures Markets Division, and a member of the Board of Directors of Dean Witter International Limited in London. He joined Dean Witter Reynolds Inc. in 1979. Former Chairman of the Futures Industry Association, and currently a director of the Futures Industry Association.
Patrick J. Mulchrone, 43	April 2002
Director since 1998 and a member of CME for more than 21 years. Previously a director from 1991 to 1996 and served as our Second Vice Chairman from 1993 to 1996. President and owner of P.J. Mulchrone Co. and a floor broker and trader since 1979.
John D. Newhouse, 55	April 2002
Director since 1996 and previously a director from 1980 to 1985 and 1987 to 1988. Member of CME for more than 25 years. Floor broker and trader since 1974 and President of Euro Spread Brokers, a broker association filling orders in Eurodollars, from 1980 to 2000. Currently trades for his own account.

(2)
Mr. Melamed is a non-voting member of our Board and will continue as a non-voting member until the annual meeting in April 2002.

Name and Age	Term Expires:	Background
Ward Parkinson, 55	April 2001	Director since 1998. Co-founder of Micron Technology, a manufacturer of computer and memory chips, and its initial Chairman and Chief Executive Officer from 1978 to 1986 and its Vice Chairman until 1989. Consultant in the electronics field for more than five years; partner in and director of PYCO, which invests in commercial real estate, and a Board member of Parkinson-Yanke Real Estate and Parkinson-Nelson Real Estate for more than five years. Co-founder and Board member of Ovonyx and a Board member of sign-me-up.com and Odyssey Computers.
Mark G. Papadopoulos, 28	April 2002
Director since 2000 and a member of CME for more than four years. Former Vice Chairman of the Mexican Peso Futures Pit Committee, a position with CME, from 1998 to 1999; and independent floor trader since 1996. Previously, an arbitrage clerk with several independent floor traders from 1994 to 1996.
Robert J. Prosi, 53	April 2002
Director since 1988 and a member of CME for more than 25 years. President of Vertical Forum, a firm focusing on business-to-business derivatives and market making; formerly First Vice President, Salomon Smith Barney Inc., an investment banking firm, for more than five years. Member of the Chicago Council on Foreign Relations.
Irwin Rosen, 62	April 2001	Director since 1997 and a member of CME for more than 30 years. Attorney who has represented clients before CME tribunals; and an independent floor broker and trader since 1970.
Myron S. Scholes, 59	April 2002
Director since 2000. Chairman of Oak Hill Platinum Partners and a partner of Oak Hill Capital Management for more than five years; Frank E. Buck Professor of Finance, Emeritus, at Stanford University's Graduate School of Business; and a 1997 Nobel Laureate in Economics. Director of Dimensional Fund Advisors Mutual Funds and the American Century Mutual Funds.
Leon C. Shender, 46	April 2001	Director since 1999 and a member of CME for more than 24 years. Floor trader since 1976.
Howard J. Siegel, 44	April 2002	Director since 2000 and a member of CME for more than 23 years. Floor trader since 1977.
David I. Silverman, 42	April 2001
Director since 1995 and previously a director from 1990 to 1991. Member of CME for more than 18 years. Chairman from 1997 until 2000 of GFX Corporation, a subsidiary of CME. Independent trader since 1982.
Jeffrey L. Silverman, 54	April 2002	Director since 1994, Secretary of CME in 1995 and a member of CME for more than 21 years. Floor trader since 1979.

Paul Simon, 72	April 2001
Director since 1997. Professor at Southern Illinois University since 1997; former United States Senator from Illinois from 1984 through 1997; and previously a United States Congressman. Director of Penn-American Insurance Co.

    Information regarding the nominees for the 14 directors to be elected at the annual meeting is set forth below. There are 11 directors to be elected by all shareholders voting together (At-Large directors) and one each who will be elected by the holders of the Series B-1, B-2 and B-3 shares. There are 11 nominees for the 11 At-Large director positions, two nominees for the one Series B-1 director position, two nominees for the one Series B-2 director position and three nominees for the one Series B-3 director position.

Nominees for At-Large Directors

Name and Age	For a Term Expiring:	Background
John W. Croghan, 70	April 2003	Member of CME for less than one year. Partner since the end of 2000 in Rail-Splitter Fund, an investment partnership. Director of Lindsay Manufacturing Co. and Republic Services, Inc. Previously, Chairman of Lincoln Capital Management and President and Managing Partner of Lincoln Partners.
Terrence A. Duffy, 42	April 2003
Vice Chairman of our Board since 1998, a director since 1995 and a member of CME for more than 18 years. President of T.D.A. Trading, Inc. for the past five years and an independent floor broker and trader since 1981.
Daniel R. Glickman, 56	April 2003
Partner in the law firm of Akin, Gump, Strauss, Hauer & Feld since February 2001. Previously, United States Secretary of Agriculture from March 1995 through January 2001 and member of the United States Congress, representing a district in Kansas from January 1977 through January 1995.
James E. Oliff, 52	April 2003
Second Vice Chairman of our Board since 1998, a director since 1996 and a member of CME for more than 23 years. Previously served on our Board from 1985 to 1992, including serving as Second Vice Chairman from 1989 to 1992 and Secretary in 1996. Executive Director of International Futures and Options Associates and President of FILO Corp., a floor brokerage business, since 1982; President of LST Commodities, LLC (an introducing broker); Vice Chairman of LaSalle Street Trading Group, LLC; and a visiting lecturer in financial market ethics at the Lemberg School of International Finance and Economics at Brandeis University, Waltham, Massachusetts.

John F. Sandner, 59	April 2003
Special Policy Advisor since 1998, a director since 1977 and a member of CME for more than 28 years. Chairman of our Board for 13 years. President and CEO of RB&H Financial Services, L.P., a futures commission merchant and one of our clearing member firms, for more than five years; and Chairman and CEO of FreeDrive.com, an Internet business.
Verne O. Sedlacek, 46	April 2003
Director since 1997. President and Chief Operating Officer since 1998 of John W. Henry & Company, Inc., a commodity trading advisor; a member of its Investment Policy Committee; and President and a director of the investment management firms of Westport Capital Management Corporation and Global Capital Management Limited. For 15 years prior to that, Executive Vice President and Chief Financial Officer of the Harvard Management Company, Inc., a wholly owned subsidiary of Harvard University. Member of the Global Markets Advisory Committee of the Commodity Futures Trading Commission and member of the Board of Trustees of Commonfund Capital, Inc. Director of the National Futures Association.
Robert W. Haworth, 53	April 2002
Treasurer of our Board since 2000, a director since 1998 and a member of CME for more than 21 years. Previously served as our Treasurer in 1998 and Vice President of the CME Audit Department in 1979. Self-employed floor trader since 1979; certified public accountant and a member of both the American Institute of Certified Public Accountants and the Illinois CPA Society.
Paul Kimball, 49	April 2002	Director since 1999. Managing Director and Global Head of the Foreign Exchange Department of Morgan Stanley Dean Witter, an investment banking firm, for more than five years.
William P. Miller II, 45	April 2002
Director since 1999. Senior Vice President and Independent Risk Oversight Officer for Commonfund Group, an investment management firm for educational institutions, since September 1996, having previously served as Director, Trading Operations and Asset Mix Management with General Motors Investment Management Corp. Director of the Association for Financial Professionals and of the Investment Risk Institute, and Chairman, Executive Committee, End-Users of Derivatives Council. Mr. Miller is also a Chartered Financial Analyst and member of the Association of Investment Management and Research.

David M. Pryde, 51	April 2002
Director since 1997. Chairman of J.P. Morgan Futures, Inc., with global responsibility for its futures and options business. Previously, Head of Global Commodities for Morgan Guaranty Trust Company. Member of the Executive Committee of the Futures Industry Association. Formerly Vice Chairman of the Commodity Exchange Inc. in New York and former member of the Executive Committee of its Board of Governors.
William R. Shepard, 54	April 2002	Director since 1997 and a member of CME for more than 27 years. Founder and President of Shepard International, Inc., a futures commission merchant.

Nominees for Series B-1 Director

Name and Age	For a Term Expiring:	Background
Jeffrey R. Carter, 38	April 2003	Director since 1999 and a member of CME for more than 11 years. Local trader since 1988.
William G. Salatich, Jr., 49	April 2003	Director since 1997 and a member of CME for more than 25 years. Independent floor broker and trader since 1975.

Nominees for Series B-2 Director

Name and Age	For a Term Expiring:	Background
Yra G. Harris, 47	April 2003	Director since 1997 and a member of CME for more than 23 years. Independent floor trader since 1977.
David J. Wescott, 43	April 2003
Member of CME for more than 20 years. Previously served on our Board from 1988 through 1995. President of the Wescott Group, a sub-clearing firm of First Futures, and an independent trader for more than five years.

Nominees for Series B-3 Director

Name and Age	For a Term Expiring:	Background
J. Michael Crouch, 50	April 2003	Member of CME for more than 16 years. Vice President and Treasurer of Kottke Associates, LLC, a clearing member firm of CME, for more than five years.
Laurence B. Woznicki, 37	April 2003	Member of CME for more than 15 years. Independent trader for more than five years.
Gary M. Katler, 54	April 2003	Director since 1993. Senior Vice President of Fimat USA since November 2000. Previously, Senior Vice President of ING Barings Futures and Options Inc.

ITEM 11. EXECUTIVE COMPENSATION

    The following table sets forth information on compensation earned by our Chief Executive Officer and each of the next four most highly compensated executive officers for services rendered during 1998 through 2000.

Summary Compensation Table

						Long-Term Compensation
		Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compen- sation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compen- sation ($)
James J. McNulty President and Chief Executive Officer (CEO)	2000 1999 1998	$865,385 0 0	$1,000,000 0 0		$0 0 0	$0 0 0	0 0 0	$0 0 0	$2,100,500 0 0	(1)
Scott Gordon Chairman of the Board of Directors(2)	2000 1999 1998	0 0 0	0 0 0		350,000 350,000 337,500	0 0 0	0 0 0	0 0 0	0 0 0
Scott L. Johnston Managing Director and Chief Information Officer	2000 1999 1998	162,185 0 0	800,000 0 0	(3)	0 0 0	0 0 0	0 0 0	0 0 0	16,904 0 0
Phupinder S. Gill Managing Director and President of the Clearing House Division	2000 1999 1998	416,923 400,000 273,542	200,000 160,000 130,108		0 0 0	0 0 0	0 0 0	0 0 0	101,616 80,914 55,349
Craig S. Donohue Managing Director, Business Development and Corporate/Legal Affairs	2000 1999 1998	249,654 210,622 163,003	350,000 175,000 80,000		0 0 0	0 0 0	0 0 0	0 0 0	67,473 43,938 33,332
Satish Nandapurkar Managing Director, e-Business	2000 1999 1998	195,192 0 0	200,000 0 0	(3)	0 0 0	0 0 0	0 0 0	0 0 0	25,375 0 0

    All Other Compensation:

		401 (k) Contribution	Pension Contribution	Supplemental Plan (4)	SERP Contribution	Total
Mr. McNulty	2000	$8,500	$0	$22,769	$69,231	$100,500
Mr. Gordon	2000	0	0	0	0	0
Mr. Johnston	2000	3,231	0	750	12,923	16,904
Mr. Gill	2000	8,500	10,200	36,762	46,154	101,616
Mr. Donohue	2000	8,500	8,500	16,596	33,877	67,473
Mr. Nandapurkar	2000	8,500	0	1,260	15,615	25,375

(1)
Includes $2.0 million sign-on bonus.

(2)
Mr. Gordon has served as Chairman of the Board of Directors since 1998 and has received an annual stipend, as detailed above, for these services. In addition, he served as our Chief Executive Officer beginning April 1999 until Mr. McNulty began in February 2000.

(3)
Messrs. Johnston and Nandapurkar were guaranteed the bonus identified above pursuant to their respective employment agreements.

(4)
Supplemental Plan includes 401(k) make-whole, pension make-whole, and trading volume bonus make-whole.

Option/SAR Grants in 2000

Option/SAR Grants in Last Fiscal Year

Percent of Total Options/ SARs Granted to Employees in Fiscal Year (%)
		Number of Securities Underlying Options/SARs Granted(#)					Potential Realizable Value at Assumed Rates of Stock Price Appreciation for Option Term (10 Years)**
				Exercise or Base Price ($/Share)		Expiration Date
Name							5%($)		10%($)
James J. McNulty (CEO)	Tranche A*	646,380 Class A 128 Class B*	100%	$ $	18.47 77,389	February 7, 2010	$ $	7,508,143 6,228,587	$ $	19,027,115 15,782,436
	Tranche B*	646,380 Class A 128 Class B*		$ $	27.71 116,058	February 7, 2010	$ $	1,538,384 1,278,283	$ $	13,056,876 10,832,132

*
Mr. McNulty's stock option is divided into two tranches. Each tranche of the option entitles Mr. McNulty to purchase up to 2.5% of all classes and series of outstanding common stock of CME. Within the Class B common stock there are five series of stock. For purposes of this presentation, all series of Class B common stock have been combined. Therefore the exercise price of Class B common stock is the average of all series of stock included in the Class B portion of the option. For more information regarding the terms of Mr. McNulty's stock options, please see the section entitled "Chief Executive Officer Compensation" in the Compensation Committee Report.

**
These amounts represent assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on future performance of our stock. There can be no assurance that the amounts reflected in these columns will be achieved or, if achieved, will exist at the time of any option exercise.

Pension Plans

    We maintain a non-contributory defined benefit cash balance pension plan for eligible employees. To be eligible, an employee must have completed a continuous twelve-month period of employment with us and have reached the age of 21. Effective January 15, 1995, the pension plan was amended to provide for an age-based contribution to a cash balance account, and to include cash bonuses in the definition of considered earnings. Our policy is to fund currently required pension costs. Participants become vested in their accounts after five years of service. An individual pension account is maintained for each plan participant. During employment, each individual pension account is credited with an amount equal to an age-based percentage of that individual's considered earnings plus interest at the one-year U.S. Treasury bill rate. The pension account is portable, and vested balances may be paid out when a participant leaves CME. Alternatively, a participant may elect to receive the balance in the account in the form of one of various monthly annuities. The following is the schedule of the employer contributions based on age:

Age	Employer Contribution Percentage
Under 30	3%
30–34	4
35–39	5
40–44	6
45–49	7
50–54	8
Over 54	9

Change in Control Arrangements

  McNulty Employment Agreement

    In 2000, the Board approved an employment agreement with James J. McNulty, CME's President and Chief Executive Officer, providing severance and other benefits upon a "change of control"

involving CME. A change of control occurs under this agreement if any person acquires more than 50% of the combined voting power of the then outstanding common stock of CME.

    Severance benefits are payable under the agreement if Mr. McNulty's employment is terminated by CME or him for "good reason" during the two-year period following a change in control. Good reason includes a termination of employment by Mr. McNulty for the following reasons: (i) his principal place of business is relocated outside of the Chicago metropolitan area; (ii) CME fails to pay him the agreed-upon compensation or benefits; or (iii) there is a demotion or significant diminution of his responsibilities or authorities under the agreement so as to constitute a constructive termination as defined by Illinois law. CME believes this agreement encourages retention of Mr. McNulty and enables him to focus on managing CME's business, thereby directly aligning management and shareholder interests in the event of a change in control transaction.

    The principal benefits include a payment equal to two times Mr. McNulty's base salary plus one and one-third times the maximum annual incentive bonus that he would have been eligible to receive but for the termination. In addition, all of his stock options vest and become exercisable.

  Omnibus Stock Plan

    CME maintains an Omnibus Stock Plan under which stock based awards may be made to employees of CME. The plan contains a change in control provision. That provision provides that restrictions applicable to awards made under the plan will lapse and that holders of those awards will either be entitled to receive shares of an acquiring entity or to receive cash equivalent to the difference between the value of the Class A shares represented by the award and the consideration required to be paid under the award, if any, to acquire those shares in the event of a change in control of CME as defined in the plan. A change of control generally occurs under the plan if:

  •
  any person acquires more than 50% of the then outstanding Class A shares or more than 50% of the combined voting power of the then outstanding shares of common stock of CME;

  •
  individuals who currently comprise the Board, including any person becoming a director who was nominated by those persons, cease to constitute at least a majority of the Board of CME;

  •
  a reorganization, merger, consolidation, or sale of all or substantially all of the assets under circumstances where either (i) there is a change in ownership of more than 50% of the then outstanding Class A shares or more than 50% of the combined voting power of the then outstanding shares of common stock of CME or (ii) individuals who currently comprise the Board, including any person becoming a director who was nominated by those persons, cease to constitute at least a majority of the Board of CME; or

  •
  shareholders of CME approve its complete liquidation or dissolution.

Employment Agreements

    CME has an employment agreement with James J. McNulty providing for his employment as President and Chief Executive Officer. This agreement is described in the section entitled "Chief Executive Officer Compensation" in the Compensation Committee Report below and in the section entitled "McNulty Employment Agreement" under "Change in Control Arrangements" above.

    CME also has employment agreements with each of Scott L. Johnston, Phupinder S. Gill and Satish Nandapurkar providing for their employment as executives of CME. Mr. Johnston's agreement has a term of one year ending April 2001. Mr. Gill's agreement has a term of two years ending August 2001. Mr. Nandapurkar's agreement has a term of two years ending March 2002.

    Messrs. Johnston's and Nandapurkar's agreements provide for annual base salaries of $250,000 and guaranteed bonuses for their first year of employment in the amounts of $800,000 and $200,000,

respectively. Mr. Gill's agreement provides that annual increases to his base salary are to be determined by CME in accordance with its compensation policies and practices. The executives are also entitled to participate in a discretionary bonus program and in other benefit plans available generally to CME employees and officers.

    CME may terminate an agreement in the event of the executive's death or disability and also may terminate it for cause. The executive may terminate the agreement at any time and for any reason upon at least 60 days' written notice.

Compensation Committee Report

    The Compensation Committee consists of five non-employee directors. The committee oversees the compensation and benefits of CME's employees with a special focus on executive compensation.

    The Committee applies a consistent philosophy to compensation for all employees. This philosophy is based on the premise that the achievements of CME result from the coordinated efforts of all employees working toward CME business objectives. When reviewing the recommendations of management, the Committee considers:

  •
  alignment between employee rewards, shareholder interests and CME objectives;

  •
  ability to attract and retain talented employees;

  •
  balance between rewarding short- and long-term performance; and

  •
  competitiveness in the marketplace and internal equity.

    Each year, the Committee reviews management's recommendations for new staff officers; compensation and benefit plan modifications and the funding of those plans. The Committee approves the annual total cash compensation of the CEO and each Managing Director. Once approved, base salary adjustments and bonus awards are paid in January.

    During 2000, the Committee conducted several meetings on executive compensation. There are two primary forms of executive compensation, annual total cash compensation and long-term equity compensation, each of which is described in greater detail below.

  Annual Total Cash Compensation

    Annual total cash compensation includes base salary and bonus awards within the year. Management strives to have base salary reflect the market value of an individual's level of responsibilities, competencies and contributions. Annual bonuses reflect the performance of the company, group performance and individual performance. The impact made on meeting or exceeding the goals of CME's business plan is a key consideration.

  Long-Term Equity Compensation

    The goal of long-term, equity-based compensation is to align the interest of CME employees with shareholder interests and to balance short- and long-term rewards. The committee approves the design of equity-based programs and the related awards.

    The Omnibus Stock Plan provides for the grant of stock options and restricted or unrestricted common stock of CME to plan participants.

  Chief Executive Officer Compensation

    CME entered into an employment agreement with James J. McNulty to serve as its President and Chief Executive Officer through December 31, 2003, subject to renewal by mutual agreement of the parties. Under the agreement, Mr. McNulty will receive an annual base salary of $1 million. He also is entitled to an annual incentive bonus based upon the achievement of goals set by the Board of Directors. This bonus may not exceed the lesser of $1.5 million or 10% of CME's net income. The agreement provides for reimbursement of business expenses, perquisites and legal fees associated with the negotiation of the employment agreement. Mr. McNulty is eligible to participate in other benefit plans available generally to senior officers of CME. As partial compensation for actual compensation, benefits and programs that Mr. McNulty was, or was reasonably expected to become, entitled to receive from his previous employer, he received a lump-sum payment of $2 million.

    Under the agreement, Mr. McNulty also has been granted a non-transferable non-qualified stock option, which is designed to reward him for increasing the value of CME. The option entitles him to purchase from CME two "baskets" of CME stock. Each basket is composed of 2.5% of the outstanding shares of CME. The baskets have aggregate exercise prices of 2.5% and 3.75%, respectively, of the value of CME on the date of commencement of Mr. McNulty's employment. The option will expire in 10 years. The option vests 40% after the first year of employment and 20% on each of the succeeding three anniversary dates of his employment, subject to acceleration in the event of Mr. McNulty's termination without cause or forfeiture in the event of his termination for cause. The option remains exercisable in full for its remaining term following (i) a termination by CME of the employment agreement without cause or due to Mr. McNulty's disability; (ii) a termination of the employment agreement by Mr. McNulty, where CME has in effect terminated his employment by moving CME outside metropolitan Chicago, demoting him, significantly reducing his responsibilities or failing to pay him the agreed compensation and benefits under the agreement; or (iii) upon the expiration of the original term of the employment agreement.

    The agreement may be terminated by CME due to Mr. McNulty's death or disability, or for cause on 30 days written notice or without cause on 90 days written notice. In addition, Mr. McNulty may terminate the agreement at any time after one year upon 90 days written notice. He also may terminate the agreement for "good reason" if CME's principal place of business is relocated outside of the Chicago metropolitan area; CME fails, after notice, to pay the agreed-upon compensation or benefits; or CME fails, after notice, to rectify a situation in which he is, in effect, terminated due to a demotion or a significant reduction of his responsibilities. The agreement provides that, in the event of a termination without cause by CME, Mr. McNulty shall be entitled to receive his base salary for the remainder of the original term plus one-third of the maximum annual incentive bonus. If Mr. McNulty's employment is terminated because of his death or disability, he or his beneficiary will continue to receive the base salary for six months following that termination. In the event of his death, his option will vest and be paid in cash. CME purchased key man life insurance to assist in funding payments that would be required in the event of Mr. McNulty's death.

    The agreement also provides that, if within two years of a "change in control" of CME, Mr. McNulty is terminated by CME or he terminates the agreement as a result of the occurrence of one of the matters described previously as "good reason," he shall be entitled to two times his base salary plus one and one-third times the maximum incentive bonus for which he would have been eligible, provided that the severance payments do not exceed $8 million. The payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code. Any unvested portion of his option would immediately vest and become exercisable for a one- or three-year period, depending upon whether the option securities are registered under the Securities Exchange Act of 1934.

  Limit on Tax-Deductible Compensation

    Section 162(m) of the Internal Revenue Code limits the amount some companies may deduct for executive compensation in excess of $1 million per employee, unless it is performance-based. CME will be subject to this limitation effective April 2002. The Committee continues to emphasize performance-

based compensation for executives, and this is expected to minimize the effect of Section 162(m). However, the Committee believes its primary responsibility is to provide a compensation program that attracts, retains and rewards the executive talent that is necessary to CME's success. Consequently, in any year, the Committee may authorize compensation in excess of $1 million that is not performance-based. The Committee recognizes that the loss of a tax deduction may be unavoidable in these circumstances.

                      The Compensation Committee—Fiscal 2000

                      Verne Sedlacek, Chairman
                      Terrence A. Duffy
                      Scott Gordon
                      Robert L. Haworth
                      David M. Pryde

Compensation Committee Interlocks and Insider Participation

    None of the members of the Compensation Committee were executive officers or employees of CME or had any relationship with CME requiring disclosure under SEC regulations.

Directors' Compensation and Benefits

    Each director receives an annual fee of $20,000, plus a meeting attendance fee of $1,000 for each regular meeting of the Board that he or she attends, excluding special administrative meetings. Directors also receive reimbursement of expenses for travel to Board meetings.

    The Chairman of the Board, Mr. Gordon, receives an annual stipend of $350,000, plus reimbursement of other Board-related expenses. The four additional Board officers, Messrs. Duffy, Oliff, Gepsman and Haworth, each receive an annual stipend of $50,000 and a meeting attendance fee of $1,000 for each regular meeting of the Board that they attend, plus reimbursement of other Board-related expenses. The Chairman Emeritus and Senior Policy Advisor, Mr. Melamed, and the Special Policy Advisor, Mr. Sandner, each receive an annual stipend of $200,000, plus reimbursement of other Board-related expenses.

    The Board determines stipends and fees annually.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as to shares of CME common stock beneficially owned by each director and nominee for director, by each executive officer named in the Summary Compensation Table below, and by all executive officers and directors of CME as a group. Unless otherwise indicated in the footnotes below the table, all shares are directly owned as of February 26, 2001.

Beneficial Ownership Table

							Total Equity Expressed in Equivalent Class A Shares(2)
			Class B Shares
								Percent of Total Equity
Name of Beneficial Owner(1)	Class A Shares	Percent of Class				Percent of Class
			Number	Series
H. Jack Bouroudjian	5,400	*	1	B-3		*	6,000	*
Timothy R. Brennan	21,600	*	1 1 2	B-1 B-3 B-5		*	24,020	*
Jeffrey R. Carter	21,600	*	1 1	B-1 B-3		*	24,000	*
John W. Croghan	16,200	*	1	B-1		*	18,000	*
J. Michael Crouch	32,400	*	1 1 1 1	B-1 B-2 B-3 B-4	(3)	*	36,100	*
Terrence A. Duffy	16,200	*	1 1	B-1 B-4		*	18,100	*

*
Less than one percent.

(1)
The address for all persons listed in the table is Chicago Mercantile Exchange Inc., 30 South Wacker Drive, Chicago, Illinois 60606.

(2)
Class A equivalent shares are based on the number of Class A shares and the number of Class A shares that each series of Class B shares owned is considered to represent.

(3)
Mr. Crouch has voting power over one Series B-1 share, one Series B-2 share, one Series B-3 share and one Series B-4 share, which are owned by Kottke Associates, LLC.

							Total Equity Expressed in Equivalent Class A Shares(2)
			Class B Shares
								Percent of Total Equity
Name of Beneficial Owner(1)	Class A Shares	Percent of Class				Percent of Class
			Number	Series
Martin J. Gepsman	5,400	*	1 6	B-3 B-5		*	6,060	*
Daniel R. Glickman	0						0
Scott Gordon	75,600	*	2 3 2 1	B-1 B-2 B-3 B-4	(4)	*	84,100	*
Yra G. Harris	27,000	*	2 1	B-2 B-3		*	30,000	*
Robert L. Haworth	16,200	*	1 1	B-1 B-4		*	18,100	*
Leslie Henner Burns	32,400	*	2 2	B-1 B-5		*	36,020	*
Bruce F. Johnson	16,200	*	1 1	B-1 B-4		*	18,100	*
Gary M. Katler	5,400	*	1	B-3	(5)	*	6,000	*
Paul Kimball	0						0
John W. Lacey	0						0
Patrick Lynch	10,800	*	1	B-2		*	12,000	*
Leo Melamed	10,800	*	1	B-2		*	12,000	*
William Miller	0						0
Laurence E. Mollner	0						0
Patrick J. Mulchrone	32,400	*	1 1 1 1	B-1 B-2 B-3 B-4		*	36,100	*
John D. Newhouse	37,800	*	3 1	B-2 B-3		*	42,000	*
James E. Oliff	10,800	*	1	B-2		*	12,000	*
Ward Parkinson	0						0
Mark G. Papadopoulos	0		2	B-4		*	200	*
Robert J. Prosi	21,600	*	1 1	B-1 B-3	(6)	*	24,000	*
David M. Pryde	0						0
Irwin Rosen	21,600	*	1 1	B-1 B-3	(7)	*	24,000	*

*
Less than one percent.

(1)
The address for all persons listed in the table is Chicago Mercantile Exchange Inc., 30 South Wacker Drive, Chicago, Illinois 60606.

(2)
Class A equivalent shares are based on the number of Class A shares and the number of Class A shares that each series of Class B shares owned is considered to represent.

(4)
One Series B-2 share is held in a trust over which Mr. Gordon has investment and voting power. He also has voting power over two Series B-1 shares, two Series B-2 shares, two Series B-3 shares and one Series B-4 share, which are owned by Tokyo-Mitsubishi Futures (USA), Inc.

(5)
Mr. Katler has voting power over one Series B-3 share, which is owned by Fimat USA.

(6)
Mr. Prosi individually owns a Series B-3 share. He has voting power over one Series B-1 share, which is owned by Futuresinet.

(7)
Mr. Rosen's shares are held in a trust over which he has investment and voting power.

				Class B Shares				Total Equity Expressed in Equivalent Class A Shares(2)
Name of Beneficial Owner(1)	Class A Shares		Percent of Class				Percent of Class		Percent of Total Equity
				Number	Series
William G. Salatich, Jr.	16,200		*	1 2	B-1 B-5		*	18,020	*
John F. Sandner	91,800		*	3 2 4 1 4	B-1 B-2 B-3 B-4 B-5		*	102,140	*
Myron Scholes	0							0
Verne Sedlacek	0							0
Leon C. Shender	5,400		*	1	B-3		*	6,000	*
William R. Shepard	32,400		*	1 1 1 5	B-1 B-2 B-3 B-5		*	36,050	*
Howard J. Siegel	37,800		*	2 1	B-1 B-3		*	42,000	*
David I. Silverman	10,800		*	1	B-2		*	12,000	*
Jeffrey L. Silverman	21,600		*	1 1 2	B-1 B-3 B-5	(8)	*	24,020	*
Paul Simon	0							0
David J. Wescott	10,800		*	1	B-2		*	12,000	*
Laurence B. Woznicki	21,600		*	1 1 2	B-1 B-3 B-5		*	24,020	*
Craig S. Donohue	0							0
Phupinder Gill	0							0
Scott L. Johnston	0							0
Satish Nandapurkar	0							0
James J. McNulty	517,104	(9)	1.96%	13 16 26 5 43	B-1 B-2 B-3 B-4 B-5	(9) (9) (9) (9) (9)	1.96% 1.96% 1.96% 1.59% 2.70%	575,494	1.96%
Directors and Executive Officers as a group	1,202,904		4.56%	36 34 48 14 68	B-1 B-2 B-3 B-4 B-5		5.64% 4.10% 3.66% 4.40% 4.30%	1,338,644	4.56%

*
Less than one percent.

(1)
The address for all persons listed in the table is Chicago Mercantile Exchange Inc., 30 South Wacker Drive, Chicago, Illinois 60606.

(2)
Class A equivalent shares are based on the number of Class A shares and the number of Class A shares that each series of Class B shares owned is considered to represent.

(8)
Mr. Silverman's spouse owns one Series B-3 share.

(9)
Represents shares that Mr. McNulty could acquire if he exercised the vested portion of an option he received in February 2000. The terms of the option are described under "Chief Executive Officer Compensation" in the Compensation Committee Report below. As of February 26, 2001, he had not exercised the option.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    UBS Warburg LLC has provided financial advisory services to CME. Prior to becoming President and Chief Executive Officer of CME, Mr. McNulty was an executive at Warburg Dillon Read, predecessor of UBS Warburg LLC.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

  (a)
  Financial Statements and Financial Statement Schedules

         (i) Financial Statements

          The Consolidated Financial Statements listed below are contained in Exhibit 99.3.

        (ii) Financial Statement Schedules

          Schedule II—Valuation and Qualifying Accounts

          This Schedule is contained in Exhibit 99.4 to this Annual Report on Form 10-K.

          All other financial statement schedules have been omitted, since the information is not required or because the required information is included in the consolidated financial statements or the notes thereto.

  (b)
  Reports on Form 8-K

      The registrant filed a Current Report on Form 8-K/A dated November 13, 2000 reporting the completion of the transactions associated with its demutualization. That Current Report, as amended, contained the following financial statements:

         (i) The following financial statements of Old CME were incorporated therein by reference to pages F-1 through F-17 of CME's Registration Statement on Form S-4 (Registration Number 333-95561):

      (1)
      Report of Independent Auditors

      (2)
      Consolidated balance sheets as of December 31, 1999 and December 31, 1998

      (3)
      Consolidated statements of income for the years ended December 31, 1999, 1998 and 1997

      (4)
      Consolidated statements of cash flows for the years ended December 1999, 1998 and 1997

      (5)
      Notes to consolidated financial statements

        (ii) Unauditied financial statements of Old CME as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999;

        (iii) Pro forma financial information for CME as of, and for the year ended, December 31, 1999 was incorporated by reference to the information appearing under the heading "UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" on pages 30 through 32 (inclusive) of CME's Registration Statement on Form S-4 (Registration Number 333-95561); and

        (iv) Pro forma financial statements for CME as of September 30, 2000 and for the nine months then ended.

  (c)
  Exhibits

Exhibit Number	Description of Exhibit
2.1*	Form of Agreement and Plan of Merger dated as of April 1, 2000 between Chicago Mercantile Exchange and CME Transitory Co. (incorporated by reference to Exhibit 2.1 to Form S-4 Registration Statement, File No. 333-95561).
2.2*
Form of Agreement and Plan of Merger dated as of April 1, 2000 between CME Transitory Co. and the Registrant (incorporated by reference to Exhibit 2.2 to Form S-4 Registration Statement, File No. 333-95561).
2.3*	Plan of Recapitalization dated as of April 1, 2000 (incorporated by reference to Exhibit 2.3 to Form S-4 Registration Statement, File No. 333-95561).
3.1*	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K dated November 13, 2000, File No. 333-95561).
3.2
Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (included as Exhibit A to the Rights Agreement dated as of March 7, 2001 between Chicago Mercantile Exchange Inc. and Mellon Investor Services LLC, which is filed as Exhibit 10.15 to this Annual Report on Form 10-K).
3.3*	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K dated November 13, 2000, File No. 333-95561).
10.1*	Chicago Mercantile Exchange Omnibus Stock Plan, effective February 7, 2000 (incorporated by reference to Exhibit 10.1 to Form S-4 Registration Statement, File No. 333-95561).
10.2*+
Chicago Mercantile Exchange Senior Management Supplemental Deferred Savings Plan, including First Amendment thereto dated December 14, 1994, Second Amendment thereto dated December 8, 1998 and Administrative Guidelines thereto (incorporated by reference to Exhibit 10.2 to Form S-4 Registration Statement, File No. 333-95561).
10.3*+
Chicago Mercantile Exchange Directors' Deferred Compensation Plan, including First Amendment thereto dated December 8, 1998 (incorporated by reference to Exhibit 10.3 to Form S-4 Registration Statement, File No. 333-95561).

10.4*+
Chicago Mercantile Exchange Supplemental Executive Retirement Plan, including First Amendment thereto dated December 31, 1996, Second Amendment thereto dated January 14, 1998 and Third Amendment thereto dated December 8, 1998 (incorporated by reference to Exhibit 10.4 to Form S-4 Registration Statement, File No. 333-95561).
10.5*+
Chicago Mercantile Exchange Supplemental Executive Retirement Trust, including First Amendment thereto dated September 7, 1993 (incorporated by reference to Exhibit 10.5 to Form S-4 Registration Statement, File No. 333-95561).
10.8*+	Agreement dated February 7, 2000 between Chicago Mercantile Exchange and James J. McNulty (incorporated by reference to Exhibit 10.8 to Form S-4 Registration Statement, File No. 333-95561).
10.9+	Employment Agreement dated as of March 8, 2000 between Chicago Mercantile Exchange and Satish Nandapurkar.
10.10+	Employment Agreement dated as of April 27, 2000 between Chicago Mercantile Exchange and Scott L. Johnston.
10.11*+
Employment Agreement, executed September 8, 1999 between Chicago Mercantile Exchange and Phupinder Gill (incorporated by reference to Exhibit 10.11 to Form S-4 Registration Statement, File No. 333-95561).
10.12*
License Agreement, effective as of September 24, 1997 between Standard & Poor's, a Division of The McGraw-Hill Companies, Inc., and Chicago Mercantile Exchange. (Confidential material appearing in this document was omitted and filed separately with the Securities and Exchange Commission in accordance with the Securities Act of 1933, as amended, and 17 C.F.R. 230.406 and 200.80 promulgated thereunder. Omitted information was replaced with asterisks.) (incorporated by reference to Exhibit 10.13 to Form S-4 Registration Statement, File No. 333-95561).
10.13*
Lease dated as of November 11, 1983 between Chicago Mercantile Exchange Trust (successor to CME Real Estate Co. of Chicago, Illinois) and Chicago Mercantile Exchange, including amendment thereto dated as of December 6, 1989 (incorporated by reference to Exhibit 10.14 to Form S-4 Registration Statement, File No. 333-95561).
10.14*
Lease dated March 31, 1988 between EOP—10 & 30 South Wacker, L.L.C., as beneficiary of a land trust dated October 1, 1997 and known as American National Bank and Trust Company of Chicago Trust No. 123434 (as successor in interest to American National Bank and Trust Company of Chicago, not individually but solely as trustee under Trust Agreement dated June 2, 1981 and known as Trust No. 51234) and Chicago Mercantile Exchange relating to 10 South Wacker Drive, including First Amendment thereto dated as of November 1, 1999 (incorporated by reference to Exhibit 10.15 to Form S-4 Registration Statement, File No. 333-95561).

10.15*
Lease dated May 11, 1981 between EOP—10 & 30 South Wacker, L.L.C., as beneficiary of a land trust dated October 1, 1997 and known as American National Bank and Trust Company of Chicago Trust No. 123434-06 (as successor in interest to American National Bank and Trust Company of Chicago, not individually but solely as trustee under Trust Agreement dated March 20, 1980 and known as Trust No. 48268) and Chicago Mercantile Exchange relating to 30 South Wacker Drive, including First Amendment thereto dated as of February 1, 1982, Second Amendment thereto dated as of April 26, 1982, Third Amendment thereto dated as of June 29, 1982, Fourth Amendment thereto dated as of July 28, 1982, Fifth Amendment thereto dated as of October 7, 1982, Sixth Amendment thereto dated as of July 5, 1983, Seventh Amendment thereto dated as of September 19, 1983, Eighth Amendment thereto dated as of October 17, 1983, Ninth Amendment thereto dated as of December 3, 1984, Tenth Amendment thereto dated as of March 16, 1987, Eleventh Amendment thereto dated as of January 1, 1999, Twelfth Amendment thereto dated as of June 30, 1999 (incorporated by reference to Exhibit 10.16 to Form S-4 Registration Statement, File No. 333-95561).
10.16	Rights Agreement dated as of March 7, 2001 between Chicago Mercantile Exchange Inc. and Mellon Investor Services LLC.
21.1	Subsidiaries of the Registrant.
99.1	Selected Financial Data.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations.
99.3	Consolidated Financial Statements.
99.4	Schedule II—Valuation and Qualifying Accounts.

*
Incorporated by reference.

+
Management contract or compensatory arrangement.

SIGNATURES

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 29th day of March, 2001.

CHICAGO MERCANTILE EXCHANGE INC.
By:	/s/ JAMES J. MCNULTY James J. McNulty President and Chief Executive Officer

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 29th day of March, 2001.

Signature	Title

/s/ SCOTT GORDON Scott Gordon	Chairman of the Board and Director
/s/ JAMES J. MCNULTY James J. McNulty	President and Chief Executive Officer (Chief Executive Officer)
/s/ DAVID G. GOMACH David G. Gomach	Managing Director and Chief Financial Officer (Principal Financial Officer)
/s/ NANCY W. GOBLE Nancy W. Goble	Director and Controller (Principal Accounting Officer)
/s/ H. JACK BOUROUDJIAN H. Jack Bouroudjian	Director
/s/ TIMOTHY R. BRENNAN Timothy R. Brennan	Director
/s/ LESLIE HENNER BURNS Leslie Henner Burns	Director

/s/ JEFFREY R. CARTER Jeffrey R. Carter	Director
/s/ TERRENCE A. DUFFY Terrence A. Duffy	Director
/s/ MARTIN J. GEPSMAN Martin J. Gepsman	Director
Yra G. Harris	Director
/s/ ROBERT L. HAWORTH Robert L. Haworth	Director
/s/ BRUCE F. JOHNSON Bruce F. Johnson	Director
/s/ GARY M. KATLER Gary M. Katler	Director
/s/ PAUL KIMBALL Paul Kimball	Director
/s/ JOHN W. LACEY John W. Lacey	Director
/s/ PATRICK B. LYNCH Patrick B. Lynch	Director
Leo Melamed	Director

/s/ WILLIAM P. MILLER II William P. Miller II	Director
Laurence E. Mollner	Director
Patrick J. Mulchrone	Director
/s/ JOHN NEWHOUSE John Newhouse	Director
/s/ JAMES E. OLIFF James E. Oliff	Director
/s/ MARK G. PAPADOPOULOS Mark G. Papadopoulos	Director
/s/ WARD PARKINSON Ward Parkinson	Director
/s/ ROBERT J. PROSI Robert J. Prosi	Director
/s/ DAVID M. PRYDE David M. Pryde	Director
/s/ IRWIN ROSEN Irwin Rosen	Director
/s/ WILLIAM G. SALATICH, JR. William G. Salatich, Jr.	Director

/s/ JOHN F. SANDNER John F. Sandner	Director
/s/ MYRON S. SCHOLES Myron S. Scholes	Director
Verne O. Sedlacek	Director
/s/ LEON C. SHENDER Leon C. Shender	Director
/s/ WILLIAM R. SHEPARD William R. Shepard	Director
/s/ HOWARD J. SIEGEL Howard J. Siegel	Director
/s/ DAVID I. SILVERMAN David I. Silverman	Director
/s/ JEFFREY L. SILVERMAN Jeffrey L. Silverman	Director
/s/ PAUL SIMON Paul Simon	Director

EXHIBIT 99.1

Selected Financial Data

    The following selected financial data for each of the five years ended December 31, 1996 through 2000 was derived from the financial statements of the Company and should be read in conjunction with the audited financial statements, related notes and other financial information included elsewhere herein. The Company has not paid any dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

Year ended December 31,	2000	1999	1998	1997	1996
	(in thousands)
Income Statement Data:
Revenues	$226,552	$210,602	$197,165	$177,644	$164,212
Operating expenses	234,635	203,958	182,972	158,586	151,803
Other income—return of contributions from CME Trust	—	—	—	—	15,717
Limited partners' interest in earnings of P-M-T Limited Partnership	1,165	2,126	2,849	—	—
Discontinued operations, net of tax	—	—	—	(3,428)	(1,023)
Net income (loss)	(5,909)	2,663	7,029	8,667	15,068
Balance Sheet Data:
Shareholders' equity	$163,671	$168,663	$166,897	$159,554	$150,631
Total assets	380,643	303,318	295,090	346,732	241,554
Other Data:
Total trading volume (round-turn contracts)	231,110	200,737	226,619	200,742	177,042
GLOBEX®2 volume	34,506	16,135	9,744	4,388	2,018
Open interest at year-end	8,021	6,412	7,282	6,479	5,361

Earnings per share information is not required as there currently is no independent established public trading market for the Exchange's Class A or Class B shares.

EXHIBIT 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

    The management of Chicago Mercantile Exchange Inc. (CME) intends to maximize shareholder value by executing a strategy focused on solidifying CME's position as a premier global marketplace for financial instruments, commodities and securities, as well as an infrastructure provider and partner in the business-to-business marketplace.

    CME is an international marketplace that brings together buyers and sellers on its trading floors and GLOBEX®2 around-the-clock electronic trading system. CME offers futures contracts and options on futures primarily in four product areas: interest rates, stock indexes, foreign currencies and agricultural commodities. All over the world, pension funds and investment advisers, portfolio managers, corporate treasurers, commercial and investment banks, broker/dealers and individuals are among those who trade on CME as an integral part of their financial management strategy. In 2000, more than 231 million contracts with an underlying value of more than $155 trillion changed hands at CME. The Exchange moves about $1 billion per day in settlement payments, manages approximately $25 billion in collateral deposits and administers more than $1 billion of letters of credit.

    On November 13, 2000, CME finalized its transformation into a for-profit, shareholder-owned corporation as it became the first U.S. financial exchange to demutualize by converting its membership interests into shares of common stock that can trade separately from exchange trading privileges. Demutualization occurred in several steps. The Illinois not-for-profit corporation initially was merged into a new Delaware non-stock corporation and immediately thereafter into a shareholder-owned, for-profit Delaware corporation. In a final step, recapitalization, CME then issued Class A and Class B shares. CME is now subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

    CME issued nearly 26 million Class A shares to its members, representing pure equity rights. The shares were allocated on a 3-2-1 basis to members of the CME, International Monetary Market (IMM) and Index and Option Market (IOM) divisions. In addition, CME issued about 5,000 Class B shares to its members, representing trading rights. Holders of Class B shares are able to sell, lease, transfer or bequeath their trading rights on the Exchange, just as they did before with memberships or "seats." Anyone can own a Class B share, but those who exercise trading privileges must first be approved by CME. The demutualization transaction did not represent an initial public offering (IPO).

    As part of the demutualization process, CME also purchased all of the assets and liabilities of P-M-T Limited Partnership (PMT), an Illinois limited partnership, for $5.1 million, which equaled the fair market value of PMT's net assets. No goodwill was created because an independent appraisal concluded that fair market value was equal to the book value of the Partnership's net assets.

    CME's revenues are highly dependent on trading volume, with approximately 69% of total revenue derived from clearing, GLOBEX2 electronic trading fees and other volume-related fees. Historically, as a mutual organization, CME set lower fees to provide profit opportunities for members. For example, in 1998, CME reduced fees by approximately $17.9 million to benefit its member firms. The Exchange's profitability and swings in earnings are tied directly to volume and underlying market uncertainty. CME attempts to mitigate the downside of unpredictable volume swings through various means, such as increasing clearing fees, creating volume incentives, opening access to new markets and further diversifying its range of products. CME's second largest source of revenue is quotation data fees, which the Company receives from the sale of its market data. The Exchange has contractual relations with more than 100 vendors that act as value-added resellers. The vendors disseminate data to more than

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46,000 subscribers and remit the Exchange-related data fees to CME. Other revenues are derived from telecommunications, additional services provided to members and interest income on investments.

    The Exchange intends to create shareholder value through an unwavering commitment to its customers and delivery of focused technology, state-of-the-art clearing services, innovative products and fair, transparent and efficient markets. CME's Clearing House is owned and operated by the Exchange. It clears and guarantees all Exchange-matched transactions occurring through CME's facilities. The Clearing House enforces financial safeguards to protect investors from the risk of default. These financial safeguards are continuously reviewed and refined to maintain and improve the protection offered to CME market participants. The Company's Market Regulation department detects rule violations, monitors the markets to prevent manipulation, conducts investigations, enforces trading rules and administers a dispute resolution forum. The Company has its own product development, product sales and marketing staff for the development and promotion of products and maintains marketing offices in London and Tokyo. In addition, CME maintains an office in Washington, D.C. CME operates two trading floors in Chicago and employs trading floor personnel to capture, report and disseminate price quotations generated by the open outcry market. In 2000, the Company's technology staff, approximately one-third of total employees, continued to improve CME's technology infrastructure, including enhancements to order routing, trade matching and clearing systems. Major releases for the year included an upgrade to GLOBEX2 that doubled the effective throughput of the core matching engine and major capacity upgrades to support the growth of electronic trading. The technology team also released the first version of a new market data application programming interface (API), which provides customers with a quicker and more reliable method to access CME market data.

    In 2000, CME entered the online "business-to-business" (B2B) arena by offering a variety of clearing and advisory services to those marketplaces best positioned to excel with CME's help. In addition, CME can create a derivatives market for B2B products that allows participants to hedge or lock in future supply and demand, attracting new participants and liquidity into B2B marketplaces. CME's agreement with CheMatch.com, Inc., announced in September 2000, involves jointly developing and marketing a co-branded complex of chemical futures and options products to trade on CME's GLOBEX2 system. The agreement represented the first joint development project between a futures exchange and a B2B marketplace to create risk management products targeted to a specific industry.

    The Company believes that its ability to manage operating expenses and rationalize fees is a critical success factor, and management will continue to review expenses and fees in light of the competitive environment.

    The following discussion summarizes the significant factors affecting the results of operations and financial condition of CME and should be read in conjunction with the Consolidated Financial Statements, including the related notes.

Results of Operations for the Twelve Months Ended December 31, 2000 and 1999

Revenues

    Revenues for fiscal 2000 were $226.6 million, compared with $210.6 million in 1999, a 7.6% increase.

    Clearing and transaction fee revenue, which includes clearing fees, GLOBEX2 electronic trading fees and other volume-related charges, accounted for 69.1% of total revenues in fiscal 2000. Clearing and transaction fee revenues in fiscal 2000 were $156.6 million, compared with $140.3 million in fiscal 1999, an 11.6% increase. Total trading volume increased 15.1% over 1999, setting a new annual volume record in 2000 of 231.1 million contracts and representing an underlying value of $155 trillion. The new record surpassed 1998, when 226.6 million contracts changed hands. Open interest, or the number of contracts outstanding at the close of the year, stood at 8.0 million, 25.1% higher than the 6.4 million

2

open positions at the end of December 1999. The increase in volume primarily was due to uncertainty over interest rates and the presidential election that resulted in strong volume in the interest rate and stock index markets, as market participants turned to the Exchange's products as a way to help manage their financial risk. Total electronic trading volume on CME's GLOBEX2 system in 2000 rose 113.8% to 34.5 million contracts, 14.9% of total Exchange volume.

    The following table shows the average daily trading volume in CME's four product areas and the portion that is traded electronically through the GLOBEX2 system:

Average Daily Volume:

Product Area	2000 Volume	1999 Volume	Increase/(Decrease)	Percentage Increase/(Decrease)
Agricultural	31,575	33,671	(2,096)	(6.2%)
Currency	76,615	94,747	(18,132)	(19.1%)
Equity	258,120	189,984	68,136	35.9%
Interest Rate	550,810	475,023	75,787	16.0%
Total Volume	917,120	793,425	123,695	15.6%
Globex2 Volume	136,928	63,782	73,146	114.7%
Globex2 Volume as a Percent of Total Volume	14.9%	8.0%	59.1%

    Trades executed through GLOBEX2 consist primarily of the E-mini S&P 500 and E-mini Nasdaq 100 equity contracts. Fees charged for the E-mini equity contracts are lower than those charged for the standard size equity contracts. Therefore, when the increase in volume is primarily attributable to the E-mini contracts, there is not necessarily a corresponding increase in revenue. In addition to the trading volume increase, clearing and transaction fee revenue rose as a result of a fee increase that went into effect on October 1, 2000, and generated an additional $9.6 million in revenue. The fee increase, which had almost no associated additional expense, was replaced with a new, comprehensive, strategically designed fee structure that went into effect primarily on January 1, 2001. The new pricing structure reflects CME's new focus on shareholder value as a for-profit corporation.

    Quotation data fees were $36.3 million in fiscal 2000, compared with $43.0 million in fiscal 1999. The 15.6% decrease was a result of reduced fees charged to non-professional subscribers. This special promotional fee program was eliminated in 2001. While the total number of subscribers increased, a portion of the subscribers switched to the new non-professional service at a lower monthly fee. In addition, the likelihood of collecting certain receivables outstanding at December 31, 2000 appears questionable. The resulting reserve against receivables reduced fiscal 2000 revenue by approximately $1.4 million.

    Communication revenue was $9.4 million in fiscal 2000, compared with $8.2 million in fiscal 1999. The 15.0% increase was a result of rate increases to users of the Exchange's telecommunications system.

    Investment income in fiscal 2000 was $9.7 million, up 7.1% from $9.1 million in fiscal 1999. Investment income generated by increased cash performance bonds was partially offset by net sales in the general investment portfolio.

    Other operating revenue was $14.5 million in fiscal 2000, compared with $10.0 million in fiscal 1999. The 44.4% increase was due primarily to a $2.1 million increase in GLOBEX2 terminal service fees and installation charges. The total number of installed GLOBEX2 terminals increased more than 30% during 2000. The Exchange has reviewed its terminal billing strategy and increased prices for implementation in 2001. In addition, the trading gains of GFX Corporation, CME's wholly owned subsidiary, increased by $2.0 million in fiscal 2000 when compared to fiscal 1999.

3

Expenses

    Total operating expenses in fiscal 2000 were $234.6 million, compared with $204.0 million in fiscal 1999, a 15.0% increase. Excluding approximately $9.8 million of one-time expenses in 2000, the increase was $20.8 million, or 10.2%. Technology-related expenses of $100.1 million increased $23.2 million as the Exchange continued to invest strategically in trading and clearing systems. In electronic trading, CME made significant capacity and performance enhancements to its trade matching system, GLOBEX2, to support the Exchange's new open access policy approved in 2000. In addition, the Exchange continued to upgrade its clearing technology and made advances in furthering alliances with other exchanges. Clearing infrastructure enhancements enabled CME to launch the world's first cross-border, cross-margining program with the London Clearing House. Other enhancements include an upgraded real-time mutual offset system with Singapore Exchange Derivatives Trading Ltd. (SGX), improved asset management capabilities for Exchange customers and a more flexible and streamlined clearing process. The Exchange, seeking new growth opportunities by leveraging its established Clearing House expertise, entered the e-business market in 2000 and incurred $900,000 in related B2B expenses.

    Salaries and benefits expenses were $95.1 million in fiscal 2000, compared with $81.0 million in fiscal 1999, a 17.5% increase. In January 2000, the Exchange entered into an employment agreement with its new President. The agreement stipulated payment of a $2.0 million sign-on bonus as well as an option for Class A and B shares that vests over a four-year period, the value of which is tied to the increase in the value of the Exchange. The expense related to the stock option totaled $1.0 million for the twelve months ended December 31, 2000. The Exchange has adopted fixed accounting treatment for the Class A portion of the option under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as of the date of demutualization. Under this accounting treatment, the estimated expense for the remainder of the vesting period for the Class A shares will be approximately $170,000 per year. In addition, three executives with employment contracts resigned during the first quarter of 2000. The payments required by these contracts, a rise in overall compensation levels, and the related effect on employment taxes and employee benefit costs accounted for the remainder of the increase in salaries and benefits.

    Occupancy costs in fiscal 2000 were $19.6 million, compared with $17.8 million in fiscal 1999, a 10.4% increase. In 1999, reductions in real estate taxes coupled with credits from the landlord for operating expenses resulted in a one-time savings and represented the majority of the variance between 1999 and 2000.

    Professional fees, outside services and licenses decreased 18.3% to $23.1 million in fiscal 2000, compared with $28.3 million in fiscal 1999. The decrease resulted primarily from a $3.7 million decline in expenditures relating to major technology initiatives that were substantially completed in 1999. Additional savings of $800,000 resulted from lower recruiting costs and a decrease in the use of temporary employees. These savings were partially offset by an increase of $1.3 million for legal costs and professional fees associated with demutualization.

    Communication and computer and software maintenance costs in fiscal 2000 were $41.9 million, up 47.4% from $28.4 million in fiscal 1999. Communication costs rose $9.1 million, or 38.9%, as a result of additional GLOBEX2 electronic trading subscribers. The number of GLOBEX2 terminals increased 30.0% in 2000. In addition, software and related maintenance costs increased as a result of recent technology initiatives. This resulted in $3.3 million of additional spending in 2000 when compared to 1999.

    Depreciation and amortization in fiscal 2000 was $33.5 million, compared with $25.3 million in fiscal 1999. The 32.5% increase was due to the amortization of completed capitalized software development, as well as additional depreciation expense resulting from software and computer equipment purchases made in 2000 and late in 1999.

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    Public relations and promotion costs declined 32.2% to $5.2 million in fiscal 2000, compared with $7.7 million in fiscal 1999, due primarily to the elimination or reduction of certain incentive programs related to specific contracts offered on the Exchange.

    Other operating expenses were $16.1 million in fiscal 2000, compared with $15.5 million in fiscal 1999. The 4.2% increase resulted from a $2.7 million write-off during the second quarter of 2000 of previously capitalized software development costs. It was determined that the software would not be utilized as intended. Partially offsetting this were decreases in travel, entertainment and state and local taxes.

    The limited partners' interest in the earnings of PMT was $1.2 million for the period January 1, 2000 through November 13, 2000, the date of the sale of the Partnership to CME as part of CME's demutualization transaction. This compared to $2.1 million in 1999. Increased profitability in 2000 of GFX Corporation, which flows to the Partnership, was offset by higher costs associated with PMT operations.

    A benefit for income taxes of $3.3 million was recorded for the twelve months ended December 31, 2000 as a result of operating losses during this period. The effective income tax rate for the period was 36.1%. The benefit will be realized through a tax loss carryback to offset a prior year's taxable income.

    Net loss for fiscal 2000 was $5.9 million, compared with net income of $2.7 million for fiscal 1999.

5

Results of Operations for the Twelve Months Ended December 31, 1999 and 1998

Revenues

    Revenues in fiscal 1999 were $210.6 million, compared with $197.2 million in fiscal 1998, a 6.8% increase.

    Clearing and transaction fee revenue, which includes clearing fees, GLOBEX2 electronic trading fees and other volume-related fees, was $140.3 million in fiscal 1999, compared with $126.5 million in fiscal 1998, a 10.9% increase. This increase is attributable primarily to the effect of a program which reduced clearing fees by approximately $17.9 million in the fourth quarter of 1998, offset by an 11.4% decrease in volume from 226.6 million contracts in 1998 to 200.7 million contracts in 1999. There was no similar fee reduction program during 1999. The decrease in volume was primarily due to reduced volatility, continued consolidation of institutional customers and a slowdown in business as customers prepared for the year 2000. Low inflation and stable economic conditions contributed to reduced volatility and decreased volume in interest rate products in 1999.

    Quotation data fees in fiscal 1999 were $43.0 million, compared with $40.1 million in fiscal 1998. The 7.3% increase resulted from an increase in the number of subscribers.

    Investment income was $9.1 million in fiscal 1999, compared with $10.1 million in fiscal 1998, a 10.2% decrease due to a decline in average invested balances.

    Other revenues in fiscal 1999 were $10.0 million, compared with $12.3 million in fiscal 1998. The 18.5% decrease was a result of reduced trading revenues from GFX Corporation and a lower level of member fines. These reductions were partially offset by $1.7 million in revenues from GLOBEX2 terminal charges, for which there was only nominal revenue in 1998.

Expenses

    Total operating expenses in fiscal 1999 were $204.0 million, compared with $183.0 million in fiscal 1998, an 11.5% increase. Expenses increased as a result of technology advancements in the areas of GLOBEX2, trade order processing systems, hand-held trading devices, infrastructure improvements and the support of both open outcry and electronic trading systems.

    Salaries and benefits expenses were $81.0 million in fiscal 1999, compared with $72.4 million in fiscal 1998. The 11.8% increase reflected additional technology staff and merit increases.

    Occupancy expenses in fiscal 1999 were $17.8 million, compared with $19.7 million in fiscal 1998, a 9.8% decrease. The change was due primarily to a reduction in rent expense for the trading floor as a result of a lease renewal. In addition, real estate taxes and certain operating expenses paid in connection with the leased office space were reduced in 1999.

    Professional fees, outside services and license fees were $28.3 million in fiscal 1999, compared with $28.0 million in fiscal 1998. These include significant expenditures for GLOBEX2, Year 2000 compliance, trading floor systems, recruiting, legal services and license fees related to the use of copyrighted names on certain contracts. The overall increase in 1999 was relatively modest as a result of capitalizing certain professional fees relating to software development as discussed below.

    Communications and computer and software maintenance expenses in fiscal 1999 were $28.4 million, compared with $22.7 million in fiscal 1998, a 25.1% increase. The change was due primarily to the expansion of the GLOBEX2 electronic trading network.

    Depreciation and amortization expenses were $25.3 million in fiscal 1999, compared with $17.9 million in fiscal 1998. The 40.9% increase was a result of computer equipment additions and the amortization of previously capitalized software development.

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    Public relations and promotion expenses declined 19.7% in fiscal 1999 to $7.7 million, compared with $9.6 million in fiscal 1998, reflecting a reduction in advertising and new product promotions.

    Other operating expenses in fiscal 1999 were $15.5 million, compared with $12.6 million in fiscal 1998. This 23.1% increase was due to increases in interest on capital asset leases, travel, Board of Directors' stipends, department supplies, staff training and state and local sales and use taxes.

    The Exchange adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), effective January 1, 1999. Accordingly, CME commenced capitalizing certain costs of developing internal use software which otherwise would have been expensed under previous accounting policies. Costs capitalized during 1999 totaled $15.3 million, and consisted primarily of staff salaries and outside consulting costs. Amortization of capitalized software development costs amounted to $900,000 in 1999.

    Income from continuing operations, before a deduction for limited partners' interest in the earnings of PMT and a provision for income taxes, was $6.6 million in 1999, representing a decrease of $7.5 million compared to 1998. The limited partners' interest in the earnings of PMT was $2.1 million in 1999, $700,000 less than 1998, due to a decrease in Partnership income.

    The provision for income taxes decreased in fiscal 1999 to $1.9 million, compared to $4.3 million in fiscal 1998, as a result of lower pre-tax income in 1999. The increase in the effective income tax rate from 38% in 1998 to 41% in 1999 was due primarily to greater nondeductible expenses, including costs associated with CME's demutualization, which occurred in late 2000.

    Net income for fiscal 1999 was $2.7 million, compared with $7.0 million for fiscal 1998.

Financial Position

    Total assets of the Exchange were $380.6 million at December 31, 2000, an increase of $77.3 million since December 31, 1999. Cash performance bonds and security deposits increased $82.9 million during the twelve months and totaled $156.0 million at December 31, 2000. The increase in deposits is exactly equal to the increase in the related liability for these items. Partially offsetting these increases was a reduction in the investment portfolio of $15.8 million and a reduction in income taxes receivable. Proceeds from the sale of investments were used for asset purchases, software development and funding of Exchange operations. Also, property, net of accumulated depreciation, decreased to $80.4 million at the end of 2000, compared to $93.5 million at the end of 1999. The acquisition of new assets in 2000 of $13.1 million was less than the depreciation of property of $26.2 million. Other assets increased to $33.6 million from $31.5 million at the end of 1999, due primarily to an increase of $2.3 million in capitalized software development costs, net of accumulated amortization, and an increase in purchased computer software of $1.7 million. The increase in capitalized software development costs also was affected by the write-off of $2.7 million of software that was not used as intended. Net deferred tax assets of $4.8 million are included as other assets. It is expected that these assets will be fully realized; therefore, no valuation allowance has been provided.

    Liabilities totaled $217.0 million at December 31, 2000, an increase of $82.3 million since December 31, 1999, due to an $82.9 million increase in cash performance bonds and security deposits. The limited partners' interest in PMT decreased $3.0 million due to the purchase of 100% of the assets and business of PMT by the Exchange on November 13, 2000. Other current liabilities of $30.3 million, which include accrued expenses, accrued employer taxes and the current portion of long-term debt, increased $7.5 million, or 32.7%. Long-term debt consists of the long-term portion of capitalized lease obligations and was reduced by $2.1 million in 2000 as a result of scheduled payments that were partially offset by two new capital leases entered into in 2000.

    At December 31, 2000, the Exchange had working capital of $69.1 million, which increased $2.5 million from December 31, 1999. The current ratio at December 31, 2000 was 1.4:1, compared to 1.6:1

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at December 31, 1999. The decrease was due to the $82.9 million increase in cash performance bonds and security deposits, which is included in both current assets and current liabilities. Excluding cash performance bonds and security deposits, the current ratio was 2.7:1 at December 31, 2000, unchanged from December 31, 1999.

Liquidity and Capital Resources

    Net cash provided from operating activities was $19.0 million and $13.3 million for 2000 and 1999, respectively. The cash provided by operations increased despite the operating loss experienced in 2000, primarily as a result of increased depreciation and amortization, which is a non-cash expense. Certain other expenses, such as the stock option and pension expense, also did not require the use of funds in 2000 and had a favorable impact on cash provided by operating activities.

    For 2000, net cash provided by investing activities was $1.0 million, compared to net cash used in investing activities of $11.3 million for 1999. The primary factor contributing to this increase of $12.3 million was a $26.3 million reduction in equipment purchases and property improvements in 2000 when compared to 1999, thus reducing cash used in investing activities. Partially offsetting this reduction was a decrease in cash from investment sales and an additional cash requirement to complete the purchase of the assets and business of PMT. Net sales from the investment portfolio declined to $16.4 million from $26.2 million for 2000 and 1999, respectively. Payment to the limited partners of PMT to complete the purchase of the Partnership totaled $4.2 million.

    Net cash used in financing activities was $3.6 million for 2000 and $2.7 million for 1999. This represented scheduled payments on capital leases. The increase is the direct result of new capital lease transactions in 2000 and late in 1999.

    It is expected that the principal use of funds in the foreseeable future will be to fund operations, capital expenditures and working capital. It is anticipated that existing cash and investment balances will be sufficient to meet the needs of the Exchange for at least the next year.

Market Risk

Interest Rate Risk

    Interest income from investment securities, temporary cash investments, cash performance bonds and security deposits was $9.7 million in 2000. Realized and unrealized gains (losses) in the investment portfolio totaled $600,000, ($1.4) million and $600,000 in 2000, 1999 and 1998, respectively. An increase (decrease) in market interest rates would have a corresponding increase (decrease) on interest income from temporary cash investments, cash performance bonds and security deposits, variable rate investment securities and new purchases of investment securities. An increase (decrease) in market interest rates also would result in an opposite increase (decrease) in the fair value of investment securities held. At December 31, 2000, CME's investment portfolio consisted primarily of U.S. government agency and state and municipal securities, including approximately $2.2 million in variable rate securities. Contractual maturities and interest coupon rates for fixed rate investment securities at December 31, 2000 were as follows (dollars in thousands):

Year	Principal Amount	Interest Rate
2001	$20,610	6.3%
2002	4,770	6.0%
2003	6,725	5.5%
2004	9,300	6.0%

Total	$41,405	6.1%

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Derivative Trading Risk

    GFX Corporation engages in the purchase and sale of CME foreign currency futures contracts to promote liquidity in CME products and enters into offsetting transactions using futures contracts or spot foreign currency transactions to limit market risk. Net position limits are established for each trader and currently amount to $6.0 million in aggregate notional value. At December 31, 2000, GFX held futures positions with a notional value of $81.9 million, offset by a similar amount of spot foreign currency positions, resulting in a zero net position. All positions are marked to market through a charge or credit to income on a daily basis. Net trading gains were $4.4 million, $2.4 million and $4.8 million for 2000, 1999 and 1998, respectively.

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EXHIBIT 99.3

Consolidated Financial Statements

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Chicago Mercantile Exchange Inc.:

    We have audited the accompanying consolidated balance sheets of Chicago Mercantile Exchange Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Exchange's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Mercantile Exchange Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
February 8, 2001

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Balance Sheets

	At December 31,
	2000	1999
	(dollars in thousands)
Assets
Current Assets:
Cash and cash equivalents	$30,655	$14,249
Investments (note 3)	44,326	60,156
Accounts receivable, net of allowance of $1,700 and $350	27,725	21,420
Other current assets (note 4)	7,877	9,293
Cash performance bonds and security deposits (note 5)	156,048	73,134

Total current assets	266,631	178,252
Property, net of accumulated depreciation and amortization (note 6)	80,393	93,531
Other assets (notes 3, 7 and 8)	33,619	31,535

Total assets	$380,643	$303,318

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$11,096	$15,569
Other current liabilities (note 9)	30,349	22,865
Cash performance bonds and security deposits (note 5)	156,048	73,134

Total current liabilities	197,493	111,568
Limited partners' interest in net assets of PMT (note 10)	—	3,018
Long-term debt (notes 11 and 12)	6,063	8,132
Other liabilities (notes 13 and 15)	13,416	11,937

Total liabilities	216,972	134,655
Shareholders' Equity: (note 14)
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value, 100,000,000 shares authorized, 25,855,200 shares issued and outstanding	259	259
Class B common stock, $0.01 par value, 4,892 shares authorized, 4,722 shares issued and outstanding	—	—
Additional paid-in capital	43,911	43,346
Retained earnings	119,512	125,421
Accumulated unrealized losses on securities	(11)	(363)

Total shareholders' equity	163,671	168,663

Total liabilities and shareholders' equity	$380,643	$303,318

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Statements of Income

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Revenues
Clearing and transaction fees	$156,649	$140,305	$126,524
Quotation data fees	36,285	43,005	40,079
Communication fees	9,391	8,165	8,128
Investment income	9,736	9,091	10,117
Other operating revenue	14,491	10,036	12,317

Total revenues	226,552	210,602	197,165

Expenses
Salaries and benefits (notes 13 and 15)	95,099	80,957	72,386
Occupancy	19,629	17,773	19,702
Professional fees, outside services and licenses	23,131	28,319	28,038
Communications and computer and software maintenance	41,920	28,443	22,731
Depreciation and amortization	33,489	25,274	17,943
Public relations and promotion	5,219	7,702	9,586
Other operating expense	16,148	15,490	12,586

Total expenses	234,635	203,958	182,972

Income (loss) before limited partners' interest in PMT and income taxes	(8,083)	6,644	14,193
Limited partners' interest in earnings of PMT (note 10)	(1,165)	(2,126)	(2,849)
Income tax (provision) benefit (note 8)	3,339	(1,855)	(4,315)

Net income (loss)	$(5,909)	$2,663	$7,029

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income

			Common Stock and Additional Paid-In Capital
	Class A Common Stock	Class B Common Stock
					Unrealized Securities Gains (Losses)
				Retained Earnings		Total Shareholders' Equity
	Shares	Shares	Amount
			(dollars in thousands)
Balance, December 31, 1997	—	—	$43,605	$115,729	$220	$159,554
Comprehensive income:
Net income				7,029		7,029
Change in unrealized net gain on securities, net of tax of $209					314	314

Total comprehensive income						7,343

Balance, December 31, 1998	—	—	$43,605	$122,758	$534	$166,897
Comprehensive income:
Net income				2,663		2,663
Change in unrealized net loss on securities, net of tax benefit of $597					(897)	(897)

Total comprehensive income						1,766

Balance, December 31, 1999	—	—	$43,605	$125,421	$(363)	$168,663
Comprehensive income:
Net loss				(5,909)		(5,909)
Change in unrealized net gain on securities, net of tax of $234					352	352

Total comprehensive income						(5,557)
Other: Stock-based compensation			565			565
Issuance of Class A common stock	25,855,200
Issuance of Class B common stock		4,722

Balance, December 31, 2000	25,855,200	4,722	$44,170	$119,512	$(11)	$163,671

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2000	1999	1998
	(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(5,909)	$2,663	$7,029
Adjustments to reconcile net income to net cash provided by operating activities:
Limited partners' interest in earnings of PMT	1,165	2,126	2,849
Deferred income tax provision (benefit)	811	5,087	(1,311)
Depreciation and amortization	33,489	25,274	17,943
Loss (gain) on sale of investments	14	(135)	(57)
Loss on disposal of fixed assets	—	7	125
Increase in allowance for doubtful accounts	1,350	215	—
Decrease (increase) in accounts receivable	(7,655)	2,986	(5,167)
Decrease (increase) in other current assets	1,416	(3,227)	(3,981)
Increase in other assets	(10,403)	(19,378)	(870)
Increase (decrease) in accounts payable	(4,473)	(3,501)	2,524
Increase (decrease) in other current liabilities	7,120	(931)	5,513
Increase in other liabilities	1,478	2,160	896
Other adjustments for non-cash items	565	—	—

Net cash provided by operating activities	18,968	13,346	25,493

Cash flows from investing activities:
Purchases of property, net	(11,170)	(37,480)	(18,817)
Purchases of investments	(43,116)	(41,938)	(99,332)
Proceeds from sales and maturities of investments	59,518	68,144	98,284
Purchase of limited partners' interest in PMT	(4,183)	—	—

Net cash provided by (used in) investing activities	1,049	(11,274)	(19,865)

Cash flows from financing activities:
Payments on long-term debt	(3,611)	(2,664)	—
Distribution to limited partners of PMT	—	—	(1,957)

Net cash used in financing activities	(3,611)	(2,664)	(1,957)

Net increase (decrease) in cash and cash equivalents	16,406	(592)	3,671
Cash and cash equivalents, beginning of year	14,249	14,841	11,170

Cash and cash equivalents, end of year	$30,655	$14,249	$14,841

Supplemental disclosure of cash flow information:
Interest paid	$892	$705	$2
Income taxes paid (refunded)	$(5,471)	$(265)	$9,042
Leased asset additions and related obligations	$1,907	$7,940	$6,118

See accompanying notes to consolidated financial statements.

Chicago Mercantile Exchange Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.  Description of Business and Basis of Presentation

    Chicago Mercantile Exchange Inc. (CME) is a Delaware stock corporation. CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through both open outcry and electronic trading systems. Through its in-house Clearing House Division, CME clears, settles, nets and guarantees performance of all matched transactions in its products.

    The consolidated financial statements include the results of CME and its controlled subsidiaries, which include P-M-T Limited Partnership and GFX Corporation (collectively, the Exchange). All inter-company transactions and accounts have been eliminated in consolidation.

    Chicago Mercantile Exchange Inc. resulted from the completion of a demutualization process whereby the Chicago Mercantile Exchange, an Illinois not-for-profit membership organization, became a for-profit stock corporation. The transaction resulted in the conversion of membership interests in the Illinois corporation into stock ownership in the Delaware corporation.

    The proposal to demutualize was approved by the membership of the Exchange on June 6, 2000, at which time the holders of the units of P-M-T Limited Partnership (PMT) also approved the cash purchase of the assets and business of PMT by the Exchange (note 10). The process also required the approval of certain rule changes by the Commodity Futures Trading Commission and a ruling from the Internal Revenue Service regarding the tax consequences of the transaction. These were obtained, and the demutualization process was completed on November 13, 2000.

    The demutualization process was effected through a three-step process. First, the Illinois not-for-profit corporation was merged into a Delaware nonstock corporation, CME Transitory Co., for the purpose of reincorporating in Delaware. Each membership interest in the Illinois not-for-profit corporation was converted into an equivalent membership interest in CME Transitory Co. In the second step, CME Transitory Co. merged into the Delaware for-profit stock corporation and membership interests were converted into five classes of common stock based on the type of membership previously owned. In the final step, the Delaware for-profit stock corporation was recapitalized and Class A and B shares of common stock were issued (note 14).

    The Class A shares represent pure equity rights and were issued to individuals who previously owned certain types of memberships. Class B shares confer the trading privileges previously associated with membership in the Illinois not-for-profit corporation. These shares were issued in five series that correspond to the five classes of membership in the Illinois not-for-profit corporation.

    The merger of the CME not-for-profit corporation into the Delaware stock corporation was accounted for as a pooling of interests because of the common owners before and after the transaction.

    As a result of the demutualization transaction, in the ordinary course of business, a significant portion of accounts receivable will be from shareholders of CME.

2.  Summary of Significant Accounting Policies

    Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

    Investments—Investment securities generally have been classified as available for sale and are carried at fair value, with unrealized gains and losses reported net of tax as a component of shareholders' equity and comprehensive income. Interest on investment securities is recognized as income when earned and includes accreted discount less amortized premium. Realized gains and losses are calculated using specific identification.

    Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and unrealized gains and losses are reflected in investment income.

    Performance Bonds and Security Deposits—Performance bonds and security deposits held by the Exchange for the account of clearing members may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested, and any interest received accrues to the Exchange. Securities consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, and interest and gain or loss on such securities accrues to the clearing member.

    Property—Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. In 2000, the Exchange reduced the depreciable lives of newly purchased equipment from five years to four years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Maintenance and repair items are charged to expense as incurred; renewals and betterments are capitalized.

    Software—During 1998 and prior years, the Exchange expensed all internal and external costs associated with the development of software for internal use. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Exchange adopted SOP 98-1 effective January 1, 1999, and accordingly, began capitalizing certain costs of developing internal use software, which would otherwise have been expensed under its previous accounting policy. Capitalized costs are generally amortized over three years, commencing with the completion of the project.

    In 2000, the Exchange reduced the depreciable lives of newly purchased software from five years to four years.

    Fair Value of Financial Instruments—Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

    Impairment of Assets—The Exchange reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

    Stock-Based Compensation—As permitted by SFAS No. 123, "Accounting for Stock Based Compensation," the Exchange accounts for its stock-based compensation on the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." CME provides pro forma disclosures of net income (loss) as required under SFAS No. 123.

    Clearing and Transaction Fees—Clearing and transaction fees include per contract charges for trade execution and clearing and GLOBEX2 electronic system fees. Fees are charged at various rates based on the product traded and the account owner's Exchange trading privileges and are included in revenue when trades are cleared. An accrual is established for fee adjustments to reflect corrections in account owner information. Periodically, rates have been adjusted or waived.

    Quotation Data Fees—Quotation revenue represents fees charged for the dissemination of market information.

    Revenue Recognition—The Securities and Exchange Commission has issued Staff Accounting Bulletin No. 101 on revenue recognition. CME's revenue recognition policies comply with the requirements of this Bulletin.

    Derivative Transactions—As required by SFAS No. 133, "Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities," the realized and unrealized gains and losses relating to GFX trading transactions are reflected in the operating results of the Exchange.

    Income Taxes—Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes," and arise from temporary differences between amounts reported for income tax and financial statement purposes.

    Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications—Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to conform to the presentation in 2000. In addition, in 1999 the Exchange adopted a new balance sheet presentation for performance bonds and security deposits as described above, and the accompanying balance sheets reflect this new presentation. The Exchange previously included performance bonds and security deposits received from its clearing members in the form of securities as both an asset and a liability in its consolidated balance sheets.

3.  Investment Securities

    Investment securities included in current assets have been classified as available for sale. The amortized cost and fair value of these investment securities at December 31, 2000 and 1999, were as follows (dollars in thousands):

	2000		1999
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Treasury	$109	$109	$64	$64
U.S. Government agency	13,284	13,286	16,563	16,191
State and municipal	30,952	30,931	44,135	43,901

Total investment securities	$44,345	$44,326	$60,762	$60,156

    Unrealized gains (losses) on investment securities classified as available for sale, included in the accompanying consolidated statements of changes in shareholders' equity, are reported as a component of comprehensive income. The amortized cost and fair value of these investment securities at December 31, 2000, by contractual maturity, were as follows (dollars in thousands):

	Amortized Cost	Fair Value
Maturity of one year or less	$18,279	$18,287
Maturity between one and five years	23,901	23,874
Maturity greater than five years	2,165	2,165

Total	$44,345	$44,326

    Trading securities held in connection with non-qualified deferred compensation plans are included in other assets and amounted to approximately $5.9 million at December 31, 2000 and $6.9 million at December 31, 1999. Investment income includes unrealized gains (losses) relating to the non-qualified deferred compensation plans' trading securities of $(723,000), $469,000 and $407,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

4.  Other Current Assets

    Other current assets consisted of the following at December 31 (dollars in thousands):

	2000	1999
Refundable income taxes	$4,568	$5,913
Prepaid expenses	1,806	2,640
Accrued interest receivable	1,503	740

Total	$7,877	$9,293

5.  Performance Bonds and Security Deposits

    The Exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all futures and options contracts traded in its markets. In its guarantor role, the Exchange has precisely equal and offsetting claims to and from clearing firms on opposite sides of each contract. CME bears counterparty credit risk in the event that future market movements create conditions which could lead to clearing firms failing to meet their obligations to the Exchange. CME reduces its exposure through a risk management program which includes rigorous initial and ongoing financial standards for designation as a clearing firm, initial and maintenance performance bond requirements and mandatory security deposits. In addition, the Exchange maintains an unsecured committed line of credit with a consortium of banks (note 16) in the amount of $350.0 million to provide liquidity and capacity to pay settlement variation to all clearing firms, even if a clearing firm may have failed to meet its financial obligations to CME, or in the event of a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing firms.

    Each clearing firm is required to deposit and maintain specified margin in the form of cash, U.S. Government securities or bank letter of credit. These performance bonds are available to meet only the financial obligations of that clearing firm to the Exchange. All obligations and non-cash margin deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes. Cash performance bonds and security deposits may fluctuate due to the investment choices available to clearing firms and the change in the amount of deposits required. As a result, these assets are subject to volatility.

    The Exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing firms on behalf of their customers. In addition, Exchange rules require a segregation of all funds deposited by clearing firms from operating funds.

    Clearing firms, at their option, may instruct the Exchange to invest cash on deposit for performance bond purposes in a portfolio of securities in the Exchange's Interest Earning Facility (IEF). The IEF was organized in 1997 as two limited liability companies, and interest earned, net of expenses, is passed on to participating member firms. IEF principal is guaranteed by the Exchange. The IEF investment portfolio is managed by two of the Exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips and reverse repurchase agreements. Repurchase agreements also are permitted. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. IEF principal amounted to approximately $1.8 billion and $761.9 million at December 31, 2000 and 1999, respectively. Management believes that the market risk exposure relating to its guarantee is not material to the financial statements taken as a whole. The Exchange earned fees under the IEF program in the amount of $946,000, $932,000 and $428,000 during 2000, 1999 and 1998, respectively.

    Under an agreement between CME and the Board of Trade Clearing Corporation (BOTCC), firms that are clearing members of both CME and BOTCC may place required performance bonds in one common bank account and designate the portion allocable to each clearing organization. The Exchange and the Options Clearing Corporation (OCC) have a cross-margin arrangement, whereby a common clearing firm may maintain a cross-margin account in which the clearing firm's positions in certain futures and options on futures are combined with certain OCC-cleared option positions for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by the Exchange and the OCC. In addition, a cross-margin agreement with the London Clearing House (LCH) became effective in March 2000, whereby offsetting positions with CME and LCH are subject to reduced margin requirements.

    Each clearing firm also is required to deposit and maintain specified security deposits in the form of cash or securities. In the event that performance bonds and security deposits of a defaulting clearing firm are inadequate to fulfill that clearing firm's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing surplus operating funds of the Exchange.

    Cash and securities held as performance bonds and security deposits at December 31 were as follows (dollars in thousands):

	2000		1999
	Cash	Securities and IEF Funds	Cash	Securities and IEF Funds
Performance bonds	$150,051	$25,271,341	$68,738	$17,841,859
Security deposits	5,997	398,786	4,396	351,897
Cross-margin securities, held jointly with OCC	—	1,012,515	—	1,056,709

Total	$156,048	$26,682,642	$73,134	$19,250,465

In addition, irrevocable letters of credit held as performance bond deposits, which are not included in the accompanying consolidated balance sheets, at December 31 were as follows (dollars in thousands):

	2000	1999
Performance bonds	$1,335,000	$1,000,350
Cross-margin accounts	151,700	77,010

Total letters of credit	$1,486,700	$1,077,360

6.  Property

    A summary of the property accounts as of December 31 is presented below (dollars in thousands):

	2000	1999
Furniture, fixtures and equipment	$148,846	$140,836
Leasehold improvements	88,530	83,461

Total property	237,376	224,297
Less accumulated depreciation and amortization	(156,983)	(130,766)

Net property	$80,393	$93,531

    Included in property are assets that were acquired through capital leases in the amount of $16.0 million and $14.1 million (net of accumulated amortization of $4.9 million and $2.0 million) at December 31, 2000 and 1999, respectively. Depreciation of these assets is included in depreciation and amortization expense.

7.  Other Assets

    Other assets consisted of the following at December 31 (dollars in thousands):

	2000	1999
Software development costs	$22,598	$15,326
Less accumulated amortization	(5,933)	(935)
Software	13,290	9,300
Less accumulated amortization	(7,722)	(5,469)
Deferred compensation assets	5,910	6,934
Net deferred tax asset	4,823	5,868
Other	653	511

Total	$33,619	$31,535

8.  Income Taxes

    The provision (benefit) for income taxes from continuing operations is comprised of the following (dollars in thousands):

	2000	1999	1998
Current:
Federal	$(3,544)	$(2,721)	$4,613
State	(606)	(511)	1,013

Total	(4,150)	(3,232)	5,626

Deferred:
Federal	784	4,166	(1,075)
State	27	921	(236)

Total	811	5,087	(1,311)

Total provision (benefit) for income taxes	$(3,339)	$1,855	$4,315

Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income (loss) from continuing operations is as follows:

	2000	1999	1998
Statutory U.S. federal tax rate	(35.0)%	35.0%	35.0%
State taxes, net of federal benefit	(3.8)	5.9	3.8
Tax-exempt interest income	(5.3)	(15.0)	(6.6)
Nondeductible expenses	12.1	21.1	3.7
Other, net	(4.1)	(5.9)	2.1

Effective tax rate-provision (benefit)	(36.1)%	41.1%	38.0%

    At December 31, the components of deferred tax assets (liabilities) were as follows (dollars in thousands):

	2000	1999
Deferred tax assets:
Depreciation and amortization	$5,724	$6,085
Deferred compensation	2,331	2,452
Accrued expenses	4,032	2,929
Unrealized losses on securities	7	242

Subtotal	12,094	11,708
Valuation allowance	—	—

Deferred tax assets	12,094	11,708

Deferred tax liabilities:
Software development costs	(6,593)	(5,709)
Other	(678)	(131)

Deferred tax liabilities	(7,271)	(5,840)

Net deferred tax asset	$4,823	$5,868

9.  Other Current Liabilities

    Other current liabilities consisted of the following at December 31 (dollars in thousands):

	2000	1999
Accrued salaries and benefits	$16,550	$12,966
Accrued fee adjustments	5,215	1,615
Current portion of long-term debt	3,627	3,262
Accrued operating expenses	2,526	2,548
Other	2,431	2,474

Total	$30,349	$22,865

10. P-M-T Limited Partnership

    The Exchange was the general partner and members and clearing firms of the Exchange were limited partners in P-M-T Limited Partnership, an Illinois Limited Partnership. PMT was formed in 1987 to initiate the development of the GLOBEX global electronic trading system (GLOBEX). Since December 1998, the current version of this system, GLOBEX2, has been operated by the Exchange using electronic trading software licensed from ParisBourse[SBF]SA. The Exchange charged PMT for services provided.

    The limited partners of PMT approved the sale of all of the assets and business of PMT to the Exchange as part of the demutualization process. The sale was effective November 13, 2000. The purchase price was $5.1 million and was based on an independent appraisal of the Partnership. Total distribution to the partners of PMT was the purchase price plus interest of 1% over prime from the date of sale to the date of distribution, and included a payment to CME as general partner of $1.1 million. The transaction was recorded using the purchase method of accounting and was effected at an amount approximately equal to the net assets of the Partnership. As a result, no goodwill or adjustment to the carrying value of assets was required.

    PMT reported net income of $1.4 million for the period from January 1, 2000 to November 13, 2000 and $2.6 million and $3.5 million for the years ended December 31, 1999 and 1998, respectively. An income distribution of $2.4 million was made to the partners in 1998. If the assets and business of the Partnership had been purchased by the Exchange as of January 1, 2000, the net operating loss of CME for 2000 would have been reduced by approximately $615,000.

11. Lease Commitments

    The Exchange has commitments under operating and capital leases for certain facilities and equipment. Lease commitments for office space expire in the year 2003, with annual minimum rentals of approximately $7.9 million. The Exchange leases trading facilities from the Chicago Mercantile Exchange Trust through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease thereafter. Total rental expense was approximately $17.4 million in 2000, $15.1 million in 1999 and $18.0 million in 1998.

    Future minimum obligations under lease commitments in effect at December 31, 2000 were as follows (dollars in thousands):

	Capitalized Leases	Operating Leases
2001	$4,200	$10,324
2002	3,636	10,206
2003	2,543	9,214
2004	344	1,575
2005	—	1,124

Total minimum lease payments	10,723	32,443
Less sublease commitments	—	(1,101)
Less amount representing interest	(1,033)	—

Total	$9,690	$31,342

12. Long-Term Debt

    Long-term debt consists of the long-term portion of capitalized lease obligations.

13. Employee Benefit Plans

    Pension Plan—The Exchange maintains a noncontributory defined benefit cash balance pension plan (Plan) for eligible employees. Employees who have completed a continuous twelve-month period of employment and have reached the age of 21 are eligible to participate. The Plan provides for an age-based contribution to the cash balance account and includes cash bonuses in the definition of considered earnings. Participant cash balance accounts receive an interest credit at the one-year U.S. Treasury bill rate. Participants become vested in their accounts after five years. The Exchange's policy is to currently fund required pension costs by the due dates specified under the Employee Retirement Income Security Act (ERISA).

    A reconciliation of beginning and ending balances of the benefit obligation and fair value of Plan assets, the funded status of the Plan, certain actuarial assumptions and the components of pension cost are indicated below (dollars in thousands):

	2000	1999
Change in benefit obligation:
Benefit obligation at beginning of year	$13,468	$11,826
Service cost	2,235	2,052
Interest cost	1,207	988
Actuarial loss (gain)	748	(303)
Benefits paid	(1,557)	(1,095)

Benefit obligation at end of year	$16,101	$13,468

Change in plan assets:
Fair value of plan assets at beginning of year	$15,168	$13,522
Actual return on plan assets	357	1,741
Employer contribution	—	1,000
Benefits paid	(1,557)	(1,095)

Fair value of plan assets at end of year	$13,968	$15,168

Funded status at December 31:
Plan assets in excess of (less than) benefit obligation	(2,133)	$1,700
Unrecognized transition asset	(261)	(335)
Unrecognized prior service cost (credit)	(176)	(227)
Unrecognized net actuarial gain	(1,674)	(3,082)

Accrued benefit cost	$(4,244)	$(1,944)

	2000	1999	1998
Actuarial assumptions as of December 31:
Discount rate	7.50%	7.75%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Components of pension cost:
Service cost	$2,235	$2,052	$1,774
Interest cost	1,207	988	850
Expected return on plan assets	(1,017)	(925)	(803)
Amortization of prior service cost	(51)	(51)	(51)
Amortization of transition asset	(74)	(74)	(74)

Net pension cost	$2,300	$1,990	$1,696

    Savings Plan—The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code, whereby all employees are participants and have the option to contribute to the Plan. The Exchange matches employee contributions up to 3% of the employee's base salary and makes an additional contribution of up to 2% of salary based on annual trading volume. Total expense for the savings plan amounted to $2.1 million, $1.3 million and $1.8 million in 2000, 1999 and 1998, respectively.

    Non-Qualified Plans—The Exchange maintains the following non-qualified plans, under which participants may make assumed investment choices with respect to amounts contributed on their behalf.

Although not required to do so, the Exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the Exchange, and amounted to approximately $5.9 million and $6.9 million at December 31, 2000 and 1999, respectively.

      Supplemental Plan—The Exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan amounted to $267,000, $319,000 and $260,000 in 2000, 1999 and 1998, respectively.

      Deferred Compensation Plan—The Exchange maintains a deferred compensation plan, under which eligible officers and Board members may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

      Supplemental Executive Retirement Plan—The Exchange maintains a non-qualified, defined contribution plan for senior officers. Under the Plan, the Exchange contributes an amount equal to 8% of salary and bonus of eligible employees annually. Post-1996 contributions are subject to a vesting schedule, under which each annual contribution begins to vest after three years and is fully vested after five years. Unvested contributions are returned to the Exchange if a participant leaves the employment of CME. Total expense for the plan, net of any forfeitures, totaled $42,000, $461,000 and $213,000 in 2000, 1999 and 1998, respectively.

14. Capital Stock

    Memberships owned in the Illinois not-for-profit corporation were converted into Class A and Class B common stock as part of the demutualization to a Delaware for-profit corporation. Class A common stock represents equity interest in the Exchange. Class B common stock, issued in five series, represents the trading rights previously associated with membership in the Exchange. For purposes of dividends, liquidation and voting rights (except "core rights" as described below), each series of Class B common stock is treated as an equivalent number of shares of Class A common stock, as indicated in the table below.

    As part of the demutualization of CME, the Board of Directors will be reduced from the current composition of 39 directors to 19 over a two-year period. While provisions have been made for the transition period, once the reduction has been completed, the holders of Class A and B shares will have the right to vote in the election of 13 directors to CME's 19-member Board of Directors. The remaining six directors will be selected by the holders of shares of B-1, B-2 and B-3 common stock.

    The following table reflects stock issued at the date of demutualization, the equivalent number of Class A shares for each series of Class B common stock, and other information relating to the rights assigned to each class of stock:

		Number of Shares Issued Per Membership Interest
					Equivalent Class A Shares Represented by Series	Number of Directors Series Can Elect	Number of Votes on "Core Rights" Per Share
			Class B Shares
	Number of Membership Interests	Class A Shares
Membership Division			Series	Number
CME	625	16,200	B-1	1	1,800	3	6
IMM	813	10,800	B-2	1	1,200	2	2
IOM	1,287	5,400	B-3	1	600	1	1
Growth and Emerging Markets (GEM)	297	—	B-4	1	100	—	1/6
GEM Fractions	1,700	—	B-5	1	10	—	1/60

    Core Rights—Holders of Class B shares have the right to approve changes in specified rights associated with the trading privileges conferred by those shares. These core rights include allocation of products which a holder of a series of Class B shares is permitted to trade through the Exchange; the circumstances under which CME can determine that an existing open outcry product will no longer be traded by means of open outcry; the number of authorized and issued shares of any series of Class B shares; and eligibility requirements to exercise trading rights associated with Class B shares. Votes on changes to these core rights are weighted by series, as indicated in the table above. Holders of Class A shares do not have the right to vote on changes to these core rights.

    Transfer Restrictions—Class A shares are subject to transfer restrictions which will expire over time. Until May 14, 2001, Class A shares may only be transferred with the associated Class B shares. As of that date and every three months thereafter, a portion of the Class A shares (in 25% increments) will become transferable independently of any associated Class B share. After February 5, 2002, the Class A shares are not subject to transfer restrictions.

    Class B shareholders wishing to exercise the trading privileges associated with the Class B stock purchased must meet the criteria relating to business experience and financial resources established by the Exchange.

    Shareholder Rights Provisions—The charter of Chicago Mercantile Exchange Inc. authorizes the Board of Directors to create and issue rights entitling their holders to purchase shares of CME stock or other securities. A rights plan would be intended to encourage persons seeking to acquire control of the Exchange to engage in arms-length negotiations with the Board of Directors and management. No formal plan has yet been adopted by the Board of Directors with respect to the issuing of these rights.

    Omnibus Stock Plan—The Exchange has adopted an Omnibus Stock Plan under which stock-based awards may be made to employees. An aggregate of 2,600,000 Class A shares have been reserved for awards under the plan. Other than the award made during 2000 to the President and Chief Executive Officer (note 15), no awards have been made under the Plan.

15. Stock Option

    On February 7, 2000, the Exchange granted an option to its President and Chief Executive Officer, James J. McNulty, to purchase 5% of the common stock of the Exchange, as represented by an equivalent percentage of all Class A and Class B common stock issued. Pursuant to SFAS Statement No. 123, "Accounting for Stock Based Compensation," the Exchange has elected to account for the stock option under APB Opinion No. 25, "Accounting for Stock Issued to Employees." One-half of the option, or 2.5% of all common stock, has an aggregate exercise price of $21.8 million, which was estimated to be 2.5% of the fair value of the Exchange at the grant date. Since demutualization had not been completed at the grant date, the fair value of CME was calculated based on the average value of all Exchange memberships. The option on the remaining 2.5% of all common stock has an aggregate exercise price of $32.8 million, or 3.75% of the fair value of the Exchange at the grant date. The option vests over a four-year period, with 40% vesting one year after the grant date and 20% vesting on that same date in each of the following three years. The term of the option is 10 years. As of December 31, 2000, all of the option remains outstanding.

    From the grant date until the date of demutualization of the Exchange, or November 13, 2000, CME accounted for the option in a manner similar to a stock appreciation right in accordance with SFAS Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB Opinions No. 15 and 25)." On and after the demutualization date, CME accounted for the option under APB Opinion No. 25 and related interpretations. The measurement of compensation expense for the option on Class A common shares has been fixed. As of December 31, 2000, the Exchange has not measured compensation expense relating to the option on Class B shares because there are insufficient authorized Class B shares. However, under certain circumstances in the future, there may be additional compensation expense in the income statement. Expense relating to the stock option for the twelve months ended December 31, 2000 totaled $1.0 million.

    The fair value of the option on Class A shares, measured at the demutualization date under the minimum value method, is $7.4 million. Significant assumptions used to calculate fair value include: risk-free interest rate of 5.11%, expected life equal to the maximum term of the option, and no expected dividends. For the reasons discussed above, the fair value of the option on Class B shares has not been measured as of December 31, 2000. Had compensation cost for the stock option been recognized using the fair value method prescribed by SFAS Statement No. 123, the net loss for the year ended December 31, 2000 would have increased by approximately $133,000.

16. Credit Facility

    At December 31, 2000 and 1999, the Exchange had an unsecured committed line of credit with a consortium of banks in the amount of $350 million. Interest on amounts borrowed is calculated at the then-prevailing prime rate. The facility, which originated in 1988 and has never been used, may be utilized if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing members, or in the event of a clearing member default. Under the terms of CME's credit agreement, there are a number of covenants with which CME must comply. Among these covenants, CME is required to submit quarterly reports to the participating banks and maintain at all times a tangible net worth of not less than $90 million and a ratio of current assets to current liabilities of not less than 1.0 to 1.0. Furthermore, the allowable indebtedness of CME and its subsidiaries is limited to specific threshold amounts in certain defined circumstances. Commitment fees for this facility were $519,000, $516,000 and $570,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

17. Contingencies

    At December 31, 2000, the Exchange was contingently liable on irrevocable letters of credit totaling $29 million in connection with its mutual offset system with the Singapore Exchange Derivatives Trading Ltd. (SGX) and also contingently liable in the amount of $2.5 million in connection with activities of GFX Corporation.

    The Exchange is a defendant in, and is threatened with, various legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the Exchange cannot be predicted with certainty, management of the Exchange believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

    Employment-Related Agreement—The Exchange has an employment agreement with James J. McNulty, as its President and Chief Executive Officer, through December 31, 2003, subject to renewal by mutual agreement of the parties. In the event of a termination without cause by the Exchange, Mr. McNulty shall be entitled to receive his base salary for the remainder of the original term plus one-third of the maximum annual incentive bonus. Mr. McNulty's base salary for the year ended December 31, 2000 was $1.0 million. The bonus may not exceed the lesser of $1.5 million or 10% of CME's net income.

    If, within two years of a "change in control" of the Exchange, Mr. McNulty is terminated by the Exchange or he terminates the agreement as a result of the occurrence of one of the matters defined in the agreement as "good reason," he shall be entitled to two times his base salary plus one and one- third times the maximum annual incentive bonus for which he would have been eligible, provided that the severance payments do not exceed $8.0 million. The payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code.

18. GFX Derivative Transactions

    GFX Corporation engages in the purchase and sale of CME foreign currency futures contracts. GFX posts bids and offers in these products on the GLOBEX2 electronic trading system to maintain a market and promote liquidity in CME's currency futures products. It limits risk from these transactions through offsetting transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing member. Any residual open positions are marked to market on a daily basis, and all realized and unrealized gains (losses) are included in other operating revenue in the accompanying consolidated statements of income. Net trading gains amounted to $4.4 million in 2000, $2.4 million in 1999 and $4.8 million in 1998.

19. Segment Reporting

    The Exchange has two reportable operating segments: Chicago Mercantile Exchange Inc. (CME, a designated contract market and clearing house), and GFX Corporation (GFX, a wholly owned trading subsidiary). A summary by business segment follows (dollars in thousands):

	CME	GFX	Eliminations	Total
Year ended December 31, 2000:
Total revenues from external customers	$212,385	$4,431	$—	$216,816
Intersegment revenues	57	700	(757)	—
Investment income	9,540	196	—	9,736
Depreciation and amortization	33,338	151	—	33,489
Operating profit (loss)	(8,110)	608	(581)	(8,083)
Total assets	380,125	5,734	(5,216)	380,643
Capital expenditures	11,137	33	—	11,170
Year ended December 31, 1999:
Total revenues from external customers	$199,119	$2,392	$—	$201,511
Intersegment revenues	139	1,190	(1,329)	—
Investment income	8,781	310	—	9,091
Depreciation and amortization	25,141	133	—	25,274
Operating profit (loss)	6,674	(675)	645	6,644
Total assets	302,814	7,990	(7,486)	303,318
Capital expenditures	37,438	42	—	37,480
Year ended December 31, 1998:
Total revenues from external customers	$182,262	$4,786	$—	$187,048
Intersegment revenues	169	—	(169)	—
Investment income	9,803	314	—	10,117
Depreciation and amortization	17,849	94	—	17,943
Operating profit (loss)	13,194	1,620	(621)	14,193
Total assets	294,664	8,663	(8,237)	295,090
Capital expenditures	18,809	8	—	18,817

    The Exchange considers and manages its open outcry and electronic trading of its various products as a reportable segment. PMT Limited Partnership was previously reported as a segment for the years ending December 31, 1999 and 1998. As a result of the purchase of the Partnership in 2000, PMT is no longer a reportable operating segment. Prior years have been reclassified to include PMT in the CME segment.

20. Quarterly Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(dollars in thousands)
Year ended December 31, 2000:
Revenues	$57,589	$52,328	$49,481	$67,154	$226,552
Income (loss) before income taxes	(4,808)	(6,759)	(6,096)	8,415	(9,248)
Net income (loss)	(2,884)	(4,056)	(3,658)	4,689	(5,909)
Year ended December 31, 1999:
Revenues	$52,080	$53,296	$54,589	$50,637	$210,602
Income (loss) before income taxes	2,926	5,278	1,452	(5,138)	4,518
Net income (loss)	1,755	3,167	872	(3,131)	2,663

Earnings per share information is not required as there currently is no independent established public trading market for the Exchange's Class A or Class B shares.

EXHIBIT 99.4

Chicago Mercantile Exchange Inc. and Subsidiaries
Schedule II—Valuation and Qualifying Accounts
(dollars in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2000:
Allowance for doubtful accounts	$350	$1,350	$—	$—	$1,700
Accrued fee adjustments	1,615	9,494	—	(5,894)	5,215
Year ended December 31, 1999:
Allowance for doubtful accounts	135	326	—	(111)	350
Accrued fee adjustments	1,885	5,343	—	(5,613)	1,615
Year ended December 31, 1998:
Allowance for doubtful accounts	135	—	—	—	135
Accrued fee adjustments	2,000	7,192	—	(7,307)	1,885

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PART I
ITEM 1. BUSINESS
ITEM 2. PROPERTIES
ITEM 3. LEGAL PROCEEDINGS
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
PART II
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
ITEM 6. SELECTED FINANCIAL DATA
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
PART III
ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT
ITEM 11. EXECUTIVE COMPENSATION
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PART IV
ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K
Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Balance Sheets
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Statements of Income
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity and Comprehensive Income
Chicago Mercantile Exchange Inc. and Subsidiaries Consolidated Statements of Cash Flows
Chicago Mercantile Exchange Inc. and Subsidiaries Notes to Consolidated Financial Statements